7/14


05009741

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Puma AG Rudolf Dassler

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
JUL 15 2005
THOMSON FINANCIAL

FILE NO. 82- 4369 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/15/05

82-4369

ARIS
12-31-03

Financial

annual report 2003

Puma AG Rudolf Dassler

PUMA®
puma.com

PUMA Year-on-Year Comparsion

	2003 € Mio.	2002 € Mio.	Deviation
Sales			
Brand sales	**1,691.5**	1,380.0	22.6%
Consolidated sales	**1,274.0**	909.8	40.0%
Result of operations			
Gross profit	**620.0**	396.9	56.2%
Earnings before interest and tax (EBIT)	**263.2**	125.0	110.5%
Earnings before taxes (EBT)	**264.1**	124.4	112.3%
Net earnings	**179.3**	84.9	111.3%
Profitability			
Gross profit margin	**48.7%**	43.6%	+5.1% pt.
Return on sales before tax	**20.7%**	13.7%	+7.0% pt.
Return on sales after tax	**14.1%**	9.3%	+4.8% pt.
Return on capital employed (RoCE)	**121.0%**	81.1%	+39.9% pt.
Return on equity	**46.8%**	33.7%	+13.1% pt.
Balance sheet information			
Shareholders' equity	**383.0**	252.2	51.9%
- Ratio of equity to total assets	**54.7%**	48.0%	+6.7% pt.
Working capital	**155.7**	114.0	36.5%
- in % of net sales	**12.2%**	12.5%	-0.3% pt.
Cashflow and investments			
Gross cashflow	**280.6**	135.1	107.7%
Free cashflow (before acquisiton)	**137.7**	100.1	37.6%
Investments (before acquisiton)	**27.0**	22.5	20.0%
Acquisition investment	**30.3**		
Value management			
Cashflow return on investment	**43.5%**	32.2%	+11.3% pt.
Absolute value contribution	**171.5**	77.8	120.4%
Employees			
Employees on yearly average	**2,826**	2,192	28.9%
Sales per employee	**450.8**	415.0	8.6%
PUMA Share			
Share price at year-end (in €)	**140.00**	65.03	115.3%
Earnings per share (in €)	**11.26**	5.44	107.0%
Free cashflow per share (in €)	**6.74**	6.41	5.2%
Equity per share (in €)	**23.85**	15.92	49.8%
Market capitalization (in mio. €)	**2,248**	1,030	118.2%
Average trading volume (amount/day)	**125,202**	91,532	36.8%

PUMA Group 10 Year Overview

Business phase	Momentum		Investment				Restructuring			
	2003 T-€	2002 T-€	2001 T-€	2000 T-€	1999 T-€	1998 T-€	1997 T-€	1996 T-€	1995 T-€	1994 T-€
Sales										
Brand sales[1]	**1,691,514**	1,379,978	1,011,709	831,075	714,918	647,435	622,465	594,022	577,172	554,228
- Change in %	***22.6%***	*35.4%*	*21.7%*	*16.2%*	*10.4%*	*4.0%*	*4.8%*	*2.9%*	*4.1%*	*2.4%*
Consolidated sales	**1,274,027**	909,778	598,075	462,437	372,709	302,512	279,730	250,463	211,454	199,539
- Change in %	***40.0%***	*52.1%*	*29.3%*	*24.1%*	*23.2%*	*8.1%*	*11.7%*	*18.4%*	*6.0%*	*-5.0%*
- Footwear	**859,341**	613,033	384,060	270,905	209,022	202,513	193,784	176,167	154,362	143,469
- Apparel	**336,976**	238,450	169,498	163,544	138,952	85,802	73,078	64,385	50,326	49,885
- Accessories	**77,711**	58,295	44,517	27,988	24,735	14,197	12,868	9,911	6,767	6,186
Result of operations										
Gross profit	**620,037**	396,901	250,611	176,420	141,687	108,247	102,318	94,030	79,018	69,496
Royalty and commission income	**40,346**	44,896	37,247	28,919	23,932	24,518	25,851	25,497	26,020	27,099
Operating result / EBIT	**263,215**	125,035	59,046	22,826	16,256	4,683	36,321	33,337	30,991	23,147
Result before taxes on income[2] / EBT	**264,106**	124,426	57,433	21,227	14,393	3,424	37,405	33,163	26,535	17,269
Net earnings	**179,334**	84,881	39,702	17,572	9,537	4,047	34,648	42,848	24,637	14,896
Expenses										
Expenses for marketing and retail	**163,871**	125,126	86,933	67,016	61,000	47,863	29,022	24,855	18,114	15,430
Cost of product development and design	**29,930**	24,247	19,878	18,178	15,167	15,189	7,252	-	-	-
Personnel expenses	**126,583**	102,967	81,103	64,412	51,478	41,349	35,237	31,616	26,431	26,004
Profitability										
Gross profit magin	**48.7%**	43.6%	41.9%	38.2%	38.0%	35.8%	36.6%	37.5%	37.4%	34.8%
Return on sales before tax	**20.7%**	13.7%	9.6%	4.6%	3.9%	1.1%	13.4%	13.2%	12.5%	8.7%
Return on sales after tax	**14.1%**	9.3%	6.6%	3.8%	2.6%	1.3%	12.4%	17.1%	11.7%	7.5%
Balance sheet composition and ratios										
Total assets	**700,124**	525,837	395,383	311,489	266,600	222,910	176,624	147,672	106,484	100,020
Total fixed assets	**135,852**	100,423	88,731	63,969	65,266	62,744	21,708	21,045	19,848	21,749
Total current assets	**564,272**	425,414	306,652	247,520	201,334	160,166	154,916	126,627	86,636	78,271
- thereof: inventories	**196,244**	167,906	144,505	95,002	85,089	63,395	58,427	41,907	36,945	33,257
Net working capital	**155,663**	114,030	110,342	78,841	76,638	70,556	69,596	21,217	17,761	6,647
Equity	**383,044**	252,236	176,726	131,264	112,171	97,658	96,651	61,633	-13,631	-38,143
- in % of total assets	***54.7%***	*48.0%*	*44.7%*	*42.1%*	*42.1%*	*43.8%*	*54.7%*	*41.7%*	*-12.8%*	*-38.1%*
Cashflow										
Free cashflow	**107,391**	100,061	2,971	9,135	795	-12,145	-8,579	39,487	17,651	39,670
Net cash postition	**173,750**	94,305	-7,792	4,804	1,127	7,825	22,041	34,502	34,502	4,677
Investment (incl. acquisitions)	**57,324**	22,545	44,336	9,432	14,329	15,671	4,065	2,891	1,838	1,359
Additional information										
Orders on hand on Dec. 31	**722,033**	531,081	360,105	232,084	187,220	133,532	130,764	111,441	90,932	94,365
Number of employees on Dec. 31	**3,189**	2,387	2,012	1,522	1,424	1,145	1,078	807	745	703
Number of employees on yearly average	**2,826**	2,192	1,717	1,524	1,383	1,149	1,041	795	728	725
PUMA Share										
Price of the PUMA share on Dec. 31	**140.00**	65.03	34.05	12.70	17.20	11.25	18.61	26.29	18.41	14.93
Earnings per share (in €)	**11.26**	5.44	2.58	1.14	0.62	0.26	2.25	1.98	1.76	1.06
Average outstanding shares (in million)	**15.932**	15.611	15.392	15.390	15.390	15.390	15.390	15.390	14.000	14.000
Number of shares on Dec. 31 (in million)	**16.059**	15.846	15.429	15.390	15.390	15.390	15.390	15.390	14.000	14.000

1) including sales of licensees
2) adjusted for extraordinary income/special influences


ITALIA



Dear Fellow Shareholders,

2003 was another successful year for PUMA. Across the board we were able to generate superior results on every metric, as well as assume the number-three position in terms of market capitalization in the global sporting goods market. As a company we undertook the actions needed to ensure that we would distinguish ourselves from the competitive landscape and deepen our hold in our consumer's life.

Continuing on our high-growth trajectory, worldwide branded sales reached € 1.7 billion, whereby achieving a growth rate of nearly 23%. 2003 also marked the first year in which we surpassed €1 billion in consolidated sales. Looking back to 1995, with consolidated sales of € 211 million, PUMA's sales grew nine years row to € 1,274 million, marking a 500% increase. Another key metric, PUMA's gross profit margin, having reached over 50% in Q3, set a corporate quarterly record that was maintained at nearly 49% on an annualized basis. Throughout the year we have upheld a strict cost-control regiment to ensure that our operations are as lean and agile as our brand's namesake. Aggregately these efforts have enabled us to double profits for the third year in a row and have helped earnings per share jump to € 11.26. The PUMA share price reached record heights in fiscal year 2003, translating to an appreciation of 115%. Needless to say, growth of this caliber outpaced our industry and subsequently our stock price outperformed all major market indices. In an effort to bring us closer to our end consumer and safeguard the brand's development, PUMA recently integrated PUMA Japan K.K. as a wholly owned subsidiary. Given Japan's importance as the world's second largest sporting goods market, this step demonstrates our commitment to controlled and healthy growth and provides us with a strong foundation for long-term success in this important market. Tied together with strong communications campaigns and an inventive product spectrum we are well on track to maintain our momentum into 2004.

In other developments PUMA's long-term and prosperous relationship with its major shareholder ended, thereafter marking the first time in the company's history where all shares were freely floated. A special thanks is due to New Regency Production Inc; their support of our investments during our Phase II development plan was very important to our success.

Credit for PUMA's consistent growth belongs to the diverse and talented team that we have assembled. The remarkable manner in which they have risen to our industry's challenges, as well as their whatever-it-takes spirit and unwavering desire to excel, remains our number-one asset. With the continued support of consumers, partners and shareholders, all devoted to ensuring the brand's sustainability, we look forward to exploring new areas of growth and strengthening the brand's association with our consumer's lifestyle and mind-set.

Despite having made remarkable strides in past years, we are confident that the PUMA brand still has significant potential in its future. Our long-term growth plan, dedication to delivering cutting edge products and our ability to anticipate the market's needs will be key drivers in our longevity. In the near future the Olympics as well as the European Soccer Championship offer a myriad of opportunities to strengthen the ties to our heritage as well as to broaden our brand's appeal. By staying true to our hallmark – mixing it up – as well as focusing on desirable growth we are confident that 2004 will be another rewarding year for PUMA.

Best regards,

Jochen Zeitz
Chairman & Chief Executive Officer


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New Record in Sales and Earnings

PUMA continued to expand its position as a desirable Sportlifestyle brand in the 2003 fiscal year. The financial targets set at the beginning of the year were exceeded and the year closed with new sales and earnings records. Global brand sales rose by a healthy 23% to € 1.7 billion. Consolidated sales broke through the billion-Euro mark for the first time in the company's history reaching € 1.3 billion. In addition to top-line growth, PUMA's gross profit margin peaked at 49%. At € 264 million, pre-tax earnings more than doubled for the third consecutive year. Earnings per share shot up from € 5.44 to € 11.26. In the same period the price of the PUMA share rose by 115% and was quoted at € 140.00 at year-end.

The Economy, the Market and the Industry

The world economy in the first half of 2003 was marked by the Iraq conflict and gloomy forecasts of the leading economic nations. Nevertheless, a number of indicators pointed to first signs of recovery. In the second half of 2003 the economic recovery trends were confirmed by positive news from the USA and Japan. The weak Dollar, combined with monetary policy measures, ensured high growth rates in the USA while the upward trend in the Japanese economy had a positive effect on corporations' willingness to invest. Initially, Europe could not follow suit in these developments due to the weak domestic demand and the strong Euro. A slight recovery was only foreseeable towards the year-end.

Overall, the international stock markets have reflected the positive economic development with the accompanying rise in expectations and renewed investor confidence in an economic upward trend. In the first quarter, the Dow Jones Index, Eurostoxx, Nikkei and DAX still reported losses. These, however, had already been recouped by mid-year, turning into strong profits in the second half.

The market for sporting goods and sports fashion is strongly dependent on global economic development, which plays a major role in consumer behaviour. In general, the industry is characterized by a growing degree of saturation and highgrowth rates are to be achieved only in the emerging markets. In 2003 the international sports footwear market grew by approximately 4%, and the apparel market by approximately 2%. The year was characterized by restrictive consumer spending accompanied by intense competition and price volatility. Another feature was the industry-wide trend towards more Sportlifestyle products.

As the largest regional market, the USA is very important for the presence and long-term success of sporting goods companies operating in the global market. The US market came under growing price competition for traditional sports products, which led to an erosion of profit margins in the industry. The trend towards Sportlifestyle calls for the development of ever more fashion driven products for recreational sports. This development can be seen in nearly all markets and should therefore lead to consolidation of the momentum in the Sportlifestyle segment.

PUMA is excellently positioned in the market. Through its clear brand strategy it has managed to decisively dominate the market and to adapt to constantly changing market conditions. Its strategic alignment as a Sportlifestyle brand has enabled PUMA to get a clear edge in this market and establish new segments. In the future, PUMA wants to develop the potential of the brand even further by continuing to enhance its popular appeal and translate it into desirable growth.

 

Strategy of the PUMA Group

PUMA's vision is to be the most desirable Sportlifestyle brand. The course of this development was charted as early as in 1998, as part of Investment Phase II of the corporate planning for 1998-2001, when the company and the brand were repositioned from a traditional sporting goods manufacturer into a Sportlifestyle Group. These investments have transformed PUMA into a continuously growing and highly profitable company. The aim of Phase III of the corporate planning for 2002-2006 is to utilize the brand's existing potential and to continue to expand at an above industry pace.

The most important aspects of strategic corporate planning are:

Brand

With its successful positioning as a Sportlifestyle brand, PUMA will continuously present itself in a unique style in the market.

Marketing

PUMA's marketing concepts are unconventional, creative and ensure the seamless interplay of all elements that give the brand its unique image: Sport, Lifestyle and Fashion.

Product and Market Segmentation

Creative product concepts combine new trends from the world of Sports, Lifestyle and Fashion. The allocation of products to various market segments practiced in conjunction with a selective distribution policy enhances the appeal and profile of the brand among its different consumer groups.

Distribution

The organization of the international sales network into distribution channels provides for optimal targeted distribution of the various products to the respective consumer groups.

Retail

The focused expansion on PUMA's own retail business is a component of the company's strategic planning and offers an ideal platform for brand exposition and product presentation.

Profitability and Value-Based Management

Strategic and operative decisions are based not only on profitability but also on the sustained growth of corporate value.

Sales

Global Brand Sales Reach € 1.7 Billion

PUMA's global brand sales, which include consolidated sales and licensed sales, were up significantly by 22.6%, moving from € 1,380.0 million to € 1,691.5 million. The currency adjusted growth was 30.5%. Footwear sales rose by 20.9% to € 981.7 million, Apparel sales by 26.2% to € 580.4 million and Accessories sales by 20.3% to € 129.5 million.

Footwear accounted for 58.0% (58.9%), Apparel for 34.3% (33.3%) and Accessories for 7.7% (7.8%) of global brand sales. The regional distribution of global sales was as follows: Europe 56.4% (51.2%), America 17.7% (17.6%), Asia-Pacific 23.9% (29.6%) and Africa-Middle East 2.0% (1.6%).

Brand Sales	**Jan. 1, - Dec. 31, 2003**						**+/- in %**		
	Worldwide		Licensee		**PUMA-Group**		World-wide	Licen-see	PUMA Group
	€ Mio.	%	€ Mio.	%	**€ Mio.**	%			
- by regions									
Europe	954.2	56.4%	101.9	24.4%	**852.3**	66.9%	35.0%	41.3%	34.3%
Americas	299.8	17.7%	44.9	10.7%	**255.0**	20.0%	23.7%	33.1%	22.2%
Asia/Pacific Rim	403.6	23.9%	266.0	63.7%	**137.5**	10.8%	-1.3%	-26.4%	190.2%
Africa/Middle East	33.9	2.0%	4.7	1.1%	**29.2**	2.3%	52.8%	60.7%	51.6%
Total	**1,691.5**	100.0%	**417.5**	100.0%	**1,274.0**	100.0%	22.6%	-11.2%	**40.0%**
- by segments									
Footwear	981.7	58.0%	122.3	29.3%	**859.3**	67.5%	20.9%	-38.6%	40.2%
Apparel	580.4	34.3%	243.4	58.3%	**337.0**	26.4%	26.2%	9.8%	41.3%
Accessories	129.5	7.7%	51.7	12.4%	**77.7**	6.1%	20.3%	4.9%	33.3%
Total	**1,691.5**	100.0%	**417.5**	100.0%	**1,274.0**	100.0%	22.6%	-11.2%	**40.0%**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.


Worldwide sales
Licensees
PUMA Group
million €
1800
1600
1400
1200
1000
800
600
400
200
0
1999
2000
2001
2002
2003


Worldwide sales by product segments
Accessories
Apparel
Footwear
million €
1800
1600
1400
1200
1000
800
600
400
200
0
1999
2000
2001
2002
2003


Worldwide sales by regions
Africa/Middle East
Asia/Pacific Rim
America
Europe
million €
1800
1600
1400
1200
1000
800
600
400
200
0
1999
2000
2001
2002
2003



Consolidated Sales Reach a New Record High

In 2003 PUMA achieved significant growth in consolidated sales for the ninth consecutive year. Sales grew by 40.0% shooting up from € 909.8 million to € 1,274.0 million, and breaking through the billion Euro barrier for the first time in the company's history. Currency adjusted sales growth was as high as 48.4%. Effective April 1, 2003, the newly formed subsidiary PUMA Japan took over the Footwear and Accessories operations from the previous licensee. Organic growth before first-time consolidation was 30.7% or 39.0% currency adjusted.

Further Expansion of the Company's Retail Operations

The strategic expansion of the company's own retail operations was advanced with determination and according to the company's long-term strategic planning. In 2003, eleven new concept stores (PUMA Sport Boutiques) were opened worldwide. This gives PUMA a total of 27 sport boutiques (including 5 Concept Stores operated by licensees), which permit a further increase in PUMA's market presence and allow optimal positioning as a Sportlifestyle brand. In addition to PUMA Concept Stores, retail operations include other sports stores (particularly in Eastern Europe) and factory outlets. These stores ensure the regional availability of PUMA products and support the controlled sale of items to be discontinued. Total retail sales were up by 47.9%, rising from € 74.6 million to € 110.4 million, or 8.7% of consolidated sales, compared to 8.2 % in the previous year.

Strong Double-Digit Growth in All Product Segments

Footwear contributed a 40.2% increase, which brought sales from € 613.0 million to € 859.3 million or up by 47.8% after currency adjustment. This makes footwear the largest product segment with a 67.5% share in consolidated sales. Before first-time consolidation, footwear sales were up by 29.4%, or 37.0% currency adjusted.

Apparel sales were up by 41.3% (currency adjusted 49.6%) rising from € 238.4 million to € 337.0 million, and accounted for 26.4% of consolidated sales. As expected, the Apparel segment took over the lead in growth rates from the second quarter on and follows now the development identified in the footwear segment in 1999.

The **Accessories** segment, which includes mainly the sales of bags, balls and sports accessories, was expanded by 33.3% and achieved sales of € 77.7 million compared to € 58.3 million in the previous year. Without the currency effects, sales rose by 38.0%. The share in consolidated sales was 6.1%. The first-time consolidation of PUMA Japan contributed to the growth with a 30.7% increase from the strong accessories business in that country.


Consolidated sales
million €
2003
2002
2001
2000
1999
0
200
400
600
800
1.000
1.200
1.400


Worldwide retail sales
% of total sales
Retail sales
million €
150
100
50
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2000
2001
2002
2003


Consolidated sales by product segments
Accessories
Apparel
Footwear
million €
1400
1200
1000
800
600
400
200
0
1999
2000
2001
2002
2003

Strong Growth in all Regions

Sales in **Europe** were up significantly by 34.3% rising from € 634.5 million to € 852.3 million, and represented 66.9% of consolidated sales. The strongest growth was 53.1% in the Apparel segment, followed by 31.6% in the Footwear segment. Sales with Accessories were at the previous year's level. All markets in the region developed very positively with double-digit growth, due to PUMA's unique positioning as a Sportlifestyle brand. Increased key-account and retail activities also drove sales development forward.

The development in the **Americas** region was also very positive, especially in the US market despite the generally difficult environment. Dollar sales in the US market rose by 42.4% to USD 255.4 million compared to USD 179.3 million in the previous year. All product segments contributed to the result with double-digit growth rates. Due to the weak USD, Euro sales rose by only 18.8%. Sales in other countries in the region were also expanded significantly. Total sales in the Americas were up by 22.2%, rising from € 208.7 million to € 255.0 million, or by as much as 46.2% before currency effects.

Following the takeover of the Footwear and Accessories business in Japan from the previous licensee, sales in the **Asia-Pacific** region were up by 190.2% skyrocketing from € 47.4 million to € 137.5 million. The resulting share in consolidated revenue thus rose from 5.2% to 10.8%. Excluding the effects from initial consolidation, sales increased by 11.5% to € 52.1 million. Broken down by segments, the Apparel segment reported 16.1% growth. The Footwear and Accessories segments, which were positively affected by the takeover in Japan, shot up by 291.1% to € 92.3 million and 545.5% to € 21.5 million, respectively. The corresponding increases, excluding Japan, are 13.2% and 9.7%, respectively. Japan (only Footwear and Accessories), Australia, New Zealand and the Pacific Islands contributed to the positive sales results. The remaining markets in the regions represent only license markets for PUMA and as such are not included in consolidated sales.

In the **Africa-Middle East** region consolidated sales rose by 51.6% moving from € 19.2 million to € 29.2 million. Both Africa and the Middle East contributed to the result with double-digit sales growth. The Footwear segment grew by 66.2% and the Apparel segment by 15.4%. Sales of Accessories were 0.9% higher than in the previous year. Overall, the region contributed 2.3% to consolidated sales.


Sales in Europe
million €
1000
900
800
700
600
500
400
300
200
1999
2000
2001
2002
2003


Sales in the Americas
million $
300
250
200
150
100
50
1999
2000
2001
2002
2003


Sales in Asia/Pacific Rim
million €
150
130
110
90
70
50
30
1999
2000
2001
2002
2003



Declining License Sales after Takeover in Japan

License sales outside the PUMA Group declined from € 470.2 million to € 417.5 million due to the takeover of the Footwear and Accessories business in Japan. Excluding this Japanese business, license sales increased by 12.7%. Solid growth rates were thus achieved in nearly all markets and product segments.

The company recognized € 40.3 million in royalty and commission income compared to € 44.9 million in the year before. This corresponds to 9.7% on licensed sales compared to 9.5% in the previous year.



Sales in Africa/Middle East
million €
35
30
25
20
15
10
5
0
1999
2000
2001
2002
2003



License sales, Royalty in %
Royalty in %
License sales
million €
600
500
400
300
200
100
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1999
2000
2001
2002
2003

Results of Operations

Management Income Statement	2003		2002		+/- %
	€ Mio.	%	€ Mio.	%	
Consolidated sales	**1,274.0**	100.0%	**909.8**	100.0%	**40.0%**
Cost of sales	**654.0**	51.3%	**512.9**	56.4%	**27.5%**
Gross profit	**620.0**	48.7%	**396.9**	43.6%	**56.2%**
Royalty and commission income	**40.3**	3.2%	**44.9**	4.9%	**-10.1%**
Selling, general and administrative expenses					
Marketing/retail expenses	**163.9**	12.9%	**125.1**	13.8%	**31.0%**
Research, design and development	**29.9**	2.3%	**24.2**	2.7%	**23.3%**
Other expenses	**183.3**	14.4%	**154.9**	17.0%	**18.3%**
Total	**377.1**	29.6%	**304.3**	33.4%	**23.9%**
EBITDA	**283.3**	22.2%	**137.5**	15.1%	**106.0%**
Depreciation	**20.1**	1.6%	**12.5**	1.4%	**60.7%**
EBIT	**263.2**	20.7%	**125.0**	13.7%	**110.5%**
Financial result	**0.9**	0.1%	**-0.6**	-0.1%	**-**
EBT	**264.1**	20.7%	**124.4**	13.7%	**112.3%**
Income taxes	**84.2**	6.6%	**39.8**	4.4%	**111.7%**
Tax rate	31.9%		32.0%		
Minority interests	**-0.6**	0.0%	**0.2**	0.0%	-
Net earnings	**179.3**	14.1%	**84.9**	9.3%	**111.3%**
Weighted average shares outstanding (in million)	15.932		15.611		2.1%
Weighted average shares outstanding, diluted (in million)	16.449		15.908		3.4%
Earnings per share in €	11.26		5.44		107.0%
Earnings per share, diluted in €	10.90		5.34		104.3%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.


Quarterly sales
2002
2003
million €
450
400
350
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4


Quarterly gross profit margin
2002
2003
in %
52%
50%
48%
46%
44%
42%
40%
Q1
Q2
Q3
Q4


Quarterly EBT
2002
2003
million €
120
100
80
60
40
20
0
Q1
Q2
Q3
Q4



Gross Margin Reaches an All-Time High

Gross profit rose by 56.2% moving from € 396.9 million in the previous year to € 620.0 million in the current year. This result reflects the extraordinary success of the brand. The gross margin in the current reporting year reached an all-time high of 48.7%, compared to 43.6% in the previous year, which corresponded to an increase of 510 basis points. In addition to the successful positioning as a desirable Sportlifestyle brand and the associated margin improvement, the weak US dollar positively impacted the company's margins in the current year. The margins for Footwear climbed from 44.3% to 49.5%, for Apparel from 41.7% to 47.1% and for Accessories from 44.8% to 46.6% when compared to the previous year.

Regionally, the most pronounced increase was in Europe. The margin here jumped from 44.5% to 51.3%, not least due to the strength of the Euro. The margin in America continued to improve despite the difficult market environment, moving from 44.4% to 44.6%. In the Asia-Pacific region the margin jumped from 37.5% to 44.5% due mainly to the first-time consolidation of Japan and also due to a significant improvement in the margins in Australia and New Zealand. In the Africa-Middle East region the margin improved from 22.2% to 27.4%.

Operating Expenses Take Less than 30 Percent of Sales

Operating expenses, consisting of selling, general and administrative expenses, increased by 23.9% to € 377.1 million, once again growing at a lower rate than sales. Overall, in 2003, operating expenses accounted for 29.6% of sales compared to 33.4% in the previous year. In the beginning of the investment phase in 1998 operating expenses were still above the 40%-mark. In recent years, due to high growth combined with efficient cost management, expenses remained relatively low compared to sales despite the strategic development of the company's own retail structure; they have now fallen below the 30%-threshold.

Marketing and retail expenditures accounted for € 163.9 million or 12.9% of sales compared to € 125.1 million or 13.8% in the previous year. This corresponds to an increase of € 38.8 million or 31.0% in brand-development investments. Product development and design costs rose by 23.3% moving from € 24.2 million to € 29.9 million. Expressed as a percentage of sales this expenditure dropped slightly from 2.7% to 2.3%.

Other selling, administrative and general expenses increased by 18.3% to € 183.3 million, dropping from 17,0% to 14.4% of sales.


Gross profit/Gross profit margin
Gross profit margin
Gross profit
million €
700
600
500
400
300
200
100
0
49%
47%
45%
43%
41%
39%
37%
35%
1999
2000
2001
2002
2003


Operating expenses in % of sales
in %
40%
35%
30%
25%
1999
2000
2001
2002
2003

Depreciation Expanded

Total depreciation was up by 60.7%, rising from € 12.5 million to € 20.1 million. The higher depreciation was due mainly to the expansion of the company's own retail operations and the associated capital expenditure, as well as increased amortization of goodwill. Goodwill amortization accounted for € 4.8 million (previous year: € 1.1 million). The increase in goodwill amortization was required after the takeover of the licensee in Japan and the relocation of production to Asia. In all, an amount of € 5.2 million is attributable to a one-time impairment depreciation/amortization.

Profitability at Record High Level

Higher gross profit margins and lower operating expenses, in a percentage-based comparison to sales, led to a sustained increase in profitability. Operating profit (EBIT) jumped by 110.5% to a new record-high level of € 263.2 million, compared to € 125.0 million in the previous year. The operating margin climbed significantly from 13.7% to 20.7%. All regions contributed to the improvement in operating profits. The operating margin jumped from 16.9% to 25.2% in Europe and from 11.9% to 16.6% in America. In the Asia-Pacific region the margin climbed from 11.2% to 17.7% and the Africa-Middle East region reached 3.1% compared to a break-even in the previous year.

Earnings before taxes (EBT) rose by 112.3% shooting up from € 124.4 million to € 264.1 million. Thus pre-tax profits have more than doubled for the third consecutive year and the original expectations, which had been revised upwards several times during the year, were significantly exceeded. The return on sales before tax was 20.7% in 2003 compared to 13.7% in 2002.

Tax expenses rose from € 39.8 million to € 84.2 million. The corresponding tax rate was 31.9% compared to 32.0% in the previous year.


Operating profit (EBIT)
In % of sales
Operating profit
million €
300
275
250
225
200
175
150
125
100
75
50
25
0
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
1999
2000
2001
2002
2003


Net earnings
In % of sales
Net earnings
million €
200
175
150
125
100
75
50
25
0
15%
10%
5%
0%
1999
2000
2001
2002
2003



Profit Increase Exceeds Expectations

Consolidated earnings were up by 111.3%, growing from € 84.9 million to € 179.3 million, and thus once again exceeding management's expectations, which had already been revised upwards several times during the year. The return on sales after tax was 14.1% compared to 9.3% in the previous year. Earnings per share reached € 11.26 in 2003 compared to € 5.44 in 2002.

The total average number of outstanding shares rose from 15,611,296 to 15,931,607 due to a partial exercise of the management stock option plan. The stock shares which were bought back in the fourth quarter (a total of 175,000 shares) were weighted pro rata at the equivalent of 30,162 shares. Diluted earnings per share were € 10.90 compared to € 5.34.

Dividend

At the Annual Meeting of the Shareholders on April 20, 2004, the Board will propose a dividend of € 0.70 per share (previous year: € 0.55 per share) to be distributed from the PUMA AG balance sheet profit. This will correspond to a total distribution of € 11.2 million compared to € 8.7 million in the previous year.


Earnings- / Dividend per share
Dividend
Earnings
In €
12.00
8.00
4.00
0
0.75
0.50
0.25
0.00
1999
2000
2001
2002
2003

Research and Development / Design

PUMA's Product Philosophy

PUMA's continued success is due to its independent and unique product philosophy, which assigns great value to innovation and design. Each year, product development is supported by significant capital expenditure. The developmental work is carried out mainly in Herzogenaurach, Germany, Boston, USA, and Taichung, Taiwan. This facilitates optimal utilization of existing resources and competencies of the individual teams. PUMA's team is supplemented by external know-how through cooperation agreements with Yasuhiro Mihara, Philippe Starck, Neil Barett, Jil Sander and Christy Turlington for example, who develop product concepts in the high price segment. The main challenge facing our designers and product developers is to successfully combine influences from the worlds of sports, lifestyle and fashion. In order to satisfy the diverse customer requirements, the products are differentiated according to a variety of consumer groups.

Higher Expenses for Product Development and Design

In 2003 the overall expenditure for product development and design was up by 23.3%, moving from € 24.2 million to € 29.9 million. Product development and design expenses thus amounted to 2.3% of sales compared to 2.7% in the previous year. These expenses grew from € 15.2 million in 1999 to € 29.9 million in 2003 or by 20% per year on average. As of the year's-end, PUMA had 258 employees in product management, product development and design.

Expenses for product developement and design


million €
35
30
25
20
15
10
1999
2000
2001
2002
2003



Sourcing

Sourcing Organization

All of PUMA's products are manufactured by independent producers and contractors. Accordingly, good supplier relationships are a crucial success factor for the Group. PUMA has a sourcing organization, which is committed to all concerns associated with the manufacture and sourcing of products. All subsidiaries and the majority of licensees place their purchase orders with the company's sourcing agency, "World Cat", which forwards the orders to the respective manufacturers. As a result of the effective system of process management and supervision, supplier performance has improved significantly over the years. Currently, more than 90% of all purchase orders are delivered "on time".

Sourcing activities are managed through the three corporate headquarters: Hong Kong is responsible for the Asian sourcing market; Herzogenaurach, Germany, for the European sourcing market, and Boston, USA, for the Americas sourcing market.

Asia – the Largest Sourcing Market

In 2003, over 90% of PUMA footwear was manufactured in Asia. The remaining portion of footwear production came from Europe, and to a very minor extent, from America. Apparel production was approximately 51% Asian-made, and the rest was bought from Europe and America. The overall sourcing figures in 2003 were 80% from Asia, 18% from Europe and 2% from America.

Ethical and Social Standards

Ethical and social standards play an important role at PUMA. Strict compliance with the standards for management, employees, and manufacturers is regulated by legal codes, such as the German Corporate Governance Code, and internal guidelines and instructions such as the procedures contained in our "Code of Conduct". In this respect, special importance is assigned to the S.A.F.E. Concept (= Social Accountability and Fundamental Environmental Standards), under which regional teams ensure compliance with internationally accepted social responsibility standards.


Sourcing markets
2002
2003
in %
100%
80%
60%
40%
20%
0%
Far East/Asia
Europe
America

Employees

A Growing Workforce

The success of business operations is also reflected by the number of people employed. As an annual average, the company had 2,826 employees in 2003 (based on full-time employment) compared to 2,192 employees in the previous year. This corresponds to a growth of +28.9%. Personnel expenses in the same period were up 22.9% moving from € 103.0 million to € 126.6 million. As a percentage of sales personnel expenses dropped from 11.3% to 9.9%, indicating a reduction in the average personnel expenses per employee from T-€ 47 to T-€ 45. At the same time, sales per employee jumped to a record high of T-€ 450 as an expression of improved efficiency and positive business development.

At year-end, the Group had a workforce of 3,189 employees worldwide or 33.6% more than at the end of the previous year (2,387). The most pronounced personnel increase was in sales related departments. A total of 498 new employees were hired as a result of the required sales force expansion and the strategic development of the company's own retail operations. As of the December 31, 2003 balance sheet date, 1,517 men and women were employed in sales operations worldwide, a 48.8 % increase in comparison with the previous year-end. The number of employees in the marketing division rose by 39 or 40.3% at the year's end.

The number of employees in product management and product development rose by 66 or 29.9% and those in sourcing and logistics by 116 or +17.4%. In the central units, there was an increase by 84 employees or by 21.8%. The takeover in Japan brought the employment level at the year-end up by a total of 151 persons.


Employee development
Employees (annual average)
Employees (year-end)
number of employees
3,500
3,000
2,500
2,000
1,500
1,000
1999
2000
2001
2002
2003


Sales per employees (on average)
thousand €
500
400
300
200
100
0
1999
2000
2001
2002
2003


Employees by functions (year-end)
2003
2002
Sales
Sourcing/
Logistics
Central units
Product-
management/
Development
Marketing
0
200
400
600
800
1,000
1,200
1,400

 

Corporate Culture

PUMA encourages a corporate culture which views processes only as a means to an end. By combining traditional concepts with unconventional new approaches, the company maintains the philosophy that work should always be rewarding. Our aim is to develop the company through the encouragement of shared values, which are consistent with the brand's personality. These shared values can be summarized in four words: "Passion", "Openness", "Self-belief" and "Entrepreneurship". PUMA supports and promotes communication across all cultural boundaries, thus creating conditions that form a basis for creativity, understanding, social responsibility and flexibility. With the help of its decentralized corporate management, PUMA can react to market changes with the required flexibility while continuing to pursue its corporate mission of becoming "the first truly virtual sporting goods company". In addition, the internal and external network of employees and customers is under consistent development through the use of state-of-the-art technologies, hence setting the foundation for further growth.

Our goal is to recognize and develop the performance potential of every employee. To this end, employees and their superiors meet in periodic performance appraisal meetings in which the actual performance and targets for the future are discussed and coordinated.

Management Incentives and Bonus Plans

In order to involve management in the creation of shareholder value, the Annual Meeting of the Shareholders approved the issue of share options as a Management Incentive. Under the existing program, the third tranche of share options was distributed among an extended group of employees in the current year.

Incentive plans are viewed as a means of binding competent employees to the company, thus assuring the lasting success of the company. In addition to the option programs the PUMA Group has also concluded bonus agreements with management members, which are based on individual performance, unit performance and overall corporate performance. Thus PUMA has a fixed and variable system of performance and target-based employee remuneration.

Net Assets and Financial Position

Consolidated Balance Sheet Structure	2003		2002		+/- %
	€ Mio.	%	€ Mio.	%	
Cash and cash equivalents	190.6	27.2%	113.6	21.6%	67.8%
Inventories	196.2	28.0%	167.9	31.9%	16.9%
Accounts receivables	175.6	25.1%	136.0	25.9%	29.1%
Other short-term assets	1.9	0.3%	7.9	1.5%	-75.9%
Total current assets	**564.3**	80.6%	**425.4**	80.9%	32.6%
Deferred income taxes	**36.5**	5.2%	**23.8**	4.5%	53.2%
Long-term assets	**99.4**	14.2%	**76.6**	14.6%	29.7%
Total assets	**700.1**	100.0%	**525.8**	100.0%	33.1%
Bank borrowings	16.8	2.4%	19.3	3.7%	-12.7%
Other liabilities	204.8	29.3%	165.1	31.4%	24.0%
Total current liabilities	**221.6**	31.7%	**184.4**	35.1%	20.2%
Pensions	18.5	2.6%	17.9	3.4%	3.4%
Tax provisions	27.1	3.9%	25.8	4.9%	5.1%
Other provisions	49.0	7.0%	45.1	8.6%	8.7%
Provisions	**94.6**	13.5%	**88.8**	16.9%	6.6%
Long-term interest bearing borrowings and minorities	**0.8**	0.1%	**0.5**	0.1%	73.9%
Shareholders' equity	**383.0**	54.7%	**252.2**	48.0%	51.9%
Total liabilities and shareholders' equity	**700.1**	100.0%	**525.8**	100.0%	33.1%
Working capital	**155.7**		**114.0**		36.5%
- in % of sales	**12.2%**		**12.5%**		

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Total assets / Equity ratio


Equity ratio
Total assets
million €
700
600
500
400
300
200
100
0
56%
54%
52%
50%
48%
46%
44%
42%
40%
1999
2000
2001
2002
2003

Working capital


in % of sales
Working capital
million €
175
150
125
100
75
50
25
0
25%
20%
15%
10%
5%
0%
1999
2000
2001
2002
2003

 

Equity Ratio Above 50% for the First Time

Total balance sheet assets grew by 33.1% to € 700.1 million compared to € 525.8 million in the previous year. The increase was due to the required increase in working capital, the acquisition in Japan and in particular to the strong increase in cash and cash equivalents. Despite a significant increase in the balance sheet total the equity ratio was boosted from 48.0% to 54.7%. Thus PUMA has a very solid net worth and financial position.

Significant Improvement in Liquidity

The strongest asset growth was in the area of cash and cash equivalents. Overall, at € 190.6 million, liquid assets as of the year's-end nearly doubled in comparison with the previous year's value of € 113.6 million. At the same time financial liabilities were scaled down from € 19.3 million to € 16.8 million. Accordingly, the net cash position rose from € 94.3 million to € 173.8 million thus reflecting a very positive cashflow.

Low Working Capital

Inventories were up 16.9% moving from € 167.9 million to € 196.2 million. The inventory turnover was kept at the high level of the previous year. Receivables were up by 29.1% rising from € 136.0 million to € 175.6 million. Trade receivables rose by 26.9% thereby growing in proportion with sales in the fourth quarter.

Working capital at the end of 2003 totalled € 155.7 million compared to € 114.0 million in the previous year and made up 12.2% of sales compared to 12.5% the year before. Working capital includes inventories and current receivables, less current non-interest bearing liabilities and provisions, to the extent allocable to the operational business.

Fixed Assets

Noncurrent assets (property, plant and equipment including intangible assets and financial assets) were up by 29.7% rising from € 76.6 million to € 99.4 million. This increase reflects the strategic acquisition in Japan and the related purchase of goodwill as well as the expansion of the company's retail operations and the investment for the building expansion of the headquarters in Herzogenaurach, Germany.

Cashflow

Cashflow	2003	2002	+/- %
	€ Mio.	€ Mio.	
Earnings before taxes	264.1	124.4	112.3%
Non cash affected expenses and income	16.5	10.7	54.8%
Gross cashflow	**280.6**	**135.1**	**107.7%**
Change in curent assets, net	-24.8	6.4	-487.8%
Taxes and other interest payments	-90.8	-22.4	-
Net cash from operating activities	**165.0**	**119.1**	**38.6%**
Net cash used in investing activities	**-57.6**	**-19.0**	**202.9%**
Free cashflow	**107.4**	**100.1**	**7.3%**
Free cashflow before acquisition cost	**137.7**	**100.1**	**37.6%**
- in % of sales	**10.8%**	**11.0%**	**-**
Net cash used in financing activities	**-23.4**	**-18.2**	**28.6%**
Effect of exchange rates on cash	-7.0	-3.6	94.3%
Change in cash and cash equivalents	77.0	78.3	-1.6%
Cash and cash equivalents at beginning of financial year	113.6	35.3	221.7%
Cash and cash equivalents at year-end	**190.6**	**113.6**	**67.8%**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

High Cashflow from Operating Activities

At € 280.6 million the gross cashflow in the reporting period significantly exceeded the previous year's level by 107.7%. The increase was due mainly to the strong increase in pre-tax earnings.

The growth-related increase in current assets (net) absorbed € 24.8 million in cash versus a positive cashflow of € 6.4 million in the previous year. Tax expenses (including interest of € 1.4 million) amounted to € 90.8 million in the current financial year, significantly more than in 2002 (€ 22.4 million). The tax payment includes a subsequent payment of € 22.7 million for 2002. The remaining net cash from operating activities was € 165.0 million, a 38.6% increase in comparison with 2002.


Gross cashflow
million €
300
250
200
150
100
50
0
1999
2000
2001
2002
2003



Investments

The net cash used for investing activities rose from € 19.0 million to € 57.6 million. Included in the total were € 30.3 million for the acquisition in Japan and € 27.0 million for fixed asset investments. The acquisition costs include costs associated with the transfer of various assets (consisting mainly of inventories) as well as a payment to purchase goodwill in the amount of € 13.9 million. Other fixed asset investments included € 13.1 million for the strategic expansion of retail operations and the new administration building in Herzogenaurach, Germany.

Free Cashflow at 10.8% of Sales

After consideration of the cash used for investing activities (including acquisition costs), the remaining free cashflow for 2003 amounted to € 107.4 million. Before payments for the acquisition, the adjusted free cashflow would have amounted to € 137.7 million or 10.8% of sales compared to € 100.1 million or 11.0% in the previous year.

A Strong Rise in Cash and Cash Equivalents

Net cash used for financing activity totaled € 23.4 million compared to € 18.2 million in the previous year. In addition to the dividend payment of € 8.7 million for the 2002 fiscal year, a total of € 20.9 million were spent on share buy-backs in the fourth quarter of 2003 and € 3.0 million were used for further repayment of loans. This use of cash was matched by inflows of capital totalling € 9.5 million. Consequently, cash and cash equivalents (liquid funds) went up significantly by € 77.0 million, rising from € 113.6 million to € 190.6 million.


Free cashflow
Free cashflow before acquisition
million €
150
125
100
75
50
25
0
1999
2000
2001
2002
2003

Risk Management - The Basis for Future Decisions

Business activities always involve a leveraging of opportunity and risk. PUMA is exposed to controllable and uncontrollable risks in both its strategic and operating decisions. PUMA's risk management system ensures the systematic identification, effective classification and deliberate initiation of countermeasures with a view to minimizing risks. In keeping with the guiding principle that the extent of a risk is diametrically opposed to the existing knowledge about the risk, we have compiled a corporate risk portfolio, which is geared toward examining the potential amount and occurrence probability of possible damages. The risk portfolio provides the basis for priority setting as well as for defining countermeasures and future estimates. Our know-how regarding the risks and suitable measures for their prevention and control allows us to manage and reduce their effects.

Communications

The structure and organization of the risk management system is regulated in a globally applicable guideline, which ensures a consistent and systematic approach throughout the group. Risks arising from the corporate structure are reported through a "bottom-up" procedure. The direct responsibility for risks is transferred to the operational staff. This ensures that arising risks are detected and addressed quickly with the required flexibility. Local risk management notifies the "Risk Management Committee" (RMC) of significant changes in the risk portfolio through a system of periodic and ad-hoc risk reporting. Due to the matrix organization in the PUMA Group, in some areas such as Marketing and Product Management, the process of risk management and risk controlling is supplemented by international functions.

Moreover, strategic planning and special projects are used as cross-departmental tools, e.g. for margin control. Process- or risk-specific systems concerning supplier review, currency hedges, insurance of open risks and detailed group-wide reporting complete the range of risk management tools.

In the current year, the Board of Management was informed of new developments in the risk portfolio and of the resulting measures by the "Risk Management Committee". The following significant risk areas were identified:

Risk reduction


avoid risk
minimize risk
transfer risk
remaining risk
total risk
Counteractive measures
Risk monitoring

 

International Market Conditions

As a result of general economic conditions, PUMA is exposed to a number of risks that are largely beyond its control. Such risks include economic development and consumer behaviour at a global and local level, the development of the industry and sales markets in which PUMA offers its products as well as the competition's behavioural pattern, for example with respect to product and price policy.

PUMA addresses these risks through clear and differentiated positioning of the brand in comparison with competition and market, as well as through a selective distribution policy and its close customer relationships.

Brand Image

PUMA's sustained positive financial development is inseparably linked to its brand image. For this reason, the protection of PUMA's brand identity has top priority. The company's long-term brand policy, sustained capital expenditure in the brand, and a selective distribution of products contribute to this goal and help minimizing risks. Since its formation in 1948, PUMA's efforts have been aimed at developing a high brand awareness. This is done through the PUMA logo and the characteristic formstripe, which was used for the first time at the world championship in Sweden in 1954.

The PUMA brand is managed through a driven international brand management, which ensures early identification of brand risks and thus protects PUMA's image.

One risk, which increases in direct proportion with the growth of brand awareness and desirability is the rising number of product imitations. In comparison with 2002, PUMA detected twice as many imitations, taking legal action against such imitations and partly destroying them in actions that received great public attention.

Dynamic Market Environment

A dynamic market and competitive environment requires continuous development of new and innovative products and the quick detection and flexible implementation of market trends. In order to translate these visions and infuse creative ideas into new products that are in line with the market, the company invests heavily in design and product development. Deliberate differentiation from competition, the characteristic design and the PUMA brand's high recognition value play a significant role in gaining an edge over competition.

Through successful global positioning on the market, in conjunction with strengthening of the brand image through internationally oriented marketing concepts, PUMA is able to initiate new trends and accents world-wide. Moreover, regulated product and assortment management and merchandising of PUMA products among our target groups reduces the existing risk.

Product Quality

PUMA products must meet buyers' functional and visual requirements and their expectations concerning high quality merchandise. Extensive laboratory tests and design in addition to product-development participation by PUMA athletes ensure that our products are on par with the highest quality standards. Our external manufacturers are subjected to ongoing stringent controls and have to pass through a rigorous selection process.

PUMA's expectations also include maintaining systematic compliance with environmental and social standards. A deviation from these high standards could negatively impact the brand's image and the perception of PUMA. Our external suppliers are required to abide to internationally recognized standards and procedures.

PUMA has an established corporate process and an internal control management system (S.A.F.E. = Social, Accountability, Fundamental, Environmental) for this purpose, which conducts internal audits in accordance with policies and procedures that are more demanding than legally required.

Sourcing Risks

The sourcing area is exposed to risks in connection with manufacturer dependencies and the access to regional sourcing markets.

The supplier structure in the sporting goods industry is generally fragmented. PUMA works closely with many manufacturers, particularly in the Far East and Eastern European regions. This diversification leads to a decrease in manufacturer dependencies and strengthens PUMA's negotiating position.

The access to sourcing markets could be disturbed by import or export restrictions. The sourcing market in China is of particularly high importance for the industry and PUMA. In the current reporting period PUMA diversified its sourcing base in Vietnam. This change was the result of corporate growth, and serves to distribute associated risks over a larger supplier base.

Financial Risks

In the financial area PUMA is exposed mainly to currency and planning risks.

PUMA is exposed to currency risks because it buys many of its products in Asia with US Dollars, although its sales are mainly in Euro and other currencies. PUMA addresses this risk in accordance with an internal guideline through the use of primary and derivative financial instruments (hedging).

The aim of financial planning is balanced growth: it ensures sustained financial commitment in the brand and the fulfilment of shareholders' expectations. An extremely solid net assets and financial base provide the necessary security. In addition, quarterly, monthly and weekly reporting and related analyses provide a basis for determined action and impulses where needed.



Retail Operations

The international expansion of the company's retail operations ensures consistent presentation of our product lines and allows the company to capture a higher gross margin. The extension of the supply chain involves investment risks. An addition of retail shops may be associated with long-term rental commitments and investments, which would increase the share of fixed costs. In periods of declining sales these fixed costs could burden profitability.

PUMA addresses these risks through careful selection of retail locations, recruitment of personnel with many years of experience in the retail business as well as up-to-date sales reporting and extensive controlling.

Organizational Challenges

PUMA's mission, to become the first truly virtual sporting goods company, is driven by a global strategy and consistent decentralization. This, however, involves risks associated with technical, logistic and personnel challenges. Other risks are also created by the growing complexity within the organizational structure caused by the growth of the Group.

Strategic planning, the continued optimization of business processes and appropriate integration and investment in information technologies enable PUMA to grow organizationally and, at the same time, to open up new potential with respect to efficiency and international communications.


Hong Kong
R+D, Design (product)
Sourcing (product)
Virtual Company
USA
Marketing (brand)
R+D, Design (product)
Sourcing (product)
Germany
Strategic Planning (brand)
R+D, Design (product)
Sourcing (product)
Supply Service (product supply)
Warehousing & Logishes (product supply)
Sales, Sales Service & Distribution (growth)

Summary

Through its risk management system PUMA can achieve compliance with the legal requirements for control and transparency in companies. Management believes that in the overall analysis of the company's risk situation the existing risks are limited and confinable and do not jeopardize the continued existence of the PUMA Group.

Orders

Significant Increase in Order Volume

At the 2003 year-end the order volume was up significantly by 36.0% or € 191.0 million in comparison with the previous year. At € 722.0 million it also reached an absolute record level. Thus, the orders on hand as of the year's-end were at a new record high for the eighth consecutive year. Currency adjusted orders increased by 42.2 %. Orders, excluding Japan, grew by 26.6% or 32.8% after currency adjustment. The order volume is comprised mainly of delivery orders for the first and second quarter of 2004.

The Footwear segment contributed 28.8% to the orders increase (35.1% currency adjusted), reaching a total of € 506.0 million. Apparel orders climbed to € 182.2 million, or by 50.9% (56.8% currency adjusted). Orders from the Accessories segment jumped by 91.9% (98.0% currency adjusted) to € 33.9 million.

The regional distribution of orders was as follows: Europe went up by 32.9% to € 518.6 million. Nearly all countries contributed to the double-digit growth. The regional orders for America in US Dollars were up by 26.4% on the previous year reaching USD 134.2 million. Translated into Euro this corresponds to an increase in orders of 3.6% to € 114.8 million. The orders for the USA included in this region rose by 18.7% to a total of USD 119.2 million at the year's-end. Asia-Pacific showed surging growth of 296.3% to € 67.3 million, or of 15.2% to € 17.7 million after adjusting for Japan. The Africa-Middle East region grew by 63.3% to € 21.3 million as of the year-end.


Order backlog by product segment
2003
2002
2001
2000
1999
million €
Footwear
Apparel
Accessories
0 50 100 150 200 250 300 350 400 450 500 550


Order backlog by region
2003
2002
2001
2000
1999
million €
Europe
America
Asia/ Pacific Rim
Africa/ Middle East
0 50 100 150 200 250 300 350 400 450 500 550



Outlook

Positive Expectations for the Year 2004

Research institutes project continued growth in the USA and an economic revival in Europe and Japan in the next two years. The macro-economic indicators for investments, employment and global demand point to an improvement, particularly in non-European countries. The cautious demand pattern will probably continue to abate and consumer spending will increase accordingly.

Nevertheless, this outlook could be negatively affected by the high debt structure concerning private households in the USA, Great Britain and Australia, the public debt in the USA and the structural unemployment in France and Germany. Additionally, the economic upswing could be impacted adversely by a continued strength of the Euro.

It can be assumed, however, that the positive trends will outweigh the negative ones. The overall economic situation should lead to rising demand for consumer goods.

Important sports events in 2004 in the industry will be the Olympic Games in Greece and the European soccer championship in Portugal. At these mega sports events PUMA will approach customers with a targeted brand presentation and unique product combination of sports, lifestyle and fashion that will continue to support and boost its brand profile.

In view of the economic recovery and the orders position in the first half of 2004, PUMA can look forward to another successful year.

Outlook

Renewed Double-Digit Sales Growth Expected for 2004

The results achieved provide an impressive confirmation of the successful brand and corporate strategy. With respect to PUMA's positioning as a desirable Sportlifestyle brand and the strong order increases for 2004, Management expects to achieve currency adjusted sales growth of more than 10% for the sixth consecutive year. The regional distribution and diversification of the product assortment give PUMA a broad operating base. The selective distribution strategy is being implemented consistently in order to further strengthen and expand the brand in all distribution channels. Growth can be expected in the Sports, Sportlifestyle and Fashion segments.

Due to the already existing currency hedging of USD-based sourcing in 2004, gross margins should at least remain stable at the previous year's level. However, in the area of selling, general and administrative expenses only small improvements in cost degression are anticipated. Royalty and commission income should remain at or slightly above the previous year's level due to the consolidation effect of PUMA Japan in the first quarter. In summary, pre-tax profit should develop at least in line with sales.

Management is optimistic that further positive development of sales and earnings can be achieved in 2004 as well. PUMA would then exceed its own expectations announced for Phase III of the long-term corporate planning. PUMA is therefore well on the way to further expanding its global market share and its market position worldwide as a desirable Sportlifestyle brand.

Herzogenaurach, February 4, 2004

The Board of Management

Zeitz Gänsler Heyd

Development and outlook


Net sales
Gross profit
EBT
million €
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004



Value-Based Management

By means of our value-based management we strive to continuously increase corporate value in the interest of our shareholders, and to facilitate the linked decision making process. This process is integral to the group's medium term planning, which is amended once a year on a rolling basis. A key indicator for economic success is the "value added" analysis. Value added is an absolute figure, specifying the amount of value, in excess of average capital costs, that is generated by the group and its business units.


Value added
Profitable growth
Ø Capital cost (6,4%)
Loss-making growth
Investment

The following components comprise the value added:
In order to measure the return on capital, we use the Cashflow Return On Investment, CFROI. In simplified terms, this indicator represents the quotient from gross cashflow after tax and the gross investment basis (Overview 1). The gross investment basis includes all financial resources and assets that are available before accumulated depreciation.

The absolute value added is defined as the difference between the return on capital (CFROI) and the weighted average cost of capital (WACC), multiplied by the gross investment basis. A positive value added is generated if the return on capital is in excess of capital costs.

Capital costs represent the minimum yield that must be generated by the capital invested. The capital costs are calculated from the weighted average of equity and debt capital costs, taking the Capital Asset Pricing Model into account. Overview 2 shows the exact composition of PUMA's capital costs.

Overview 1: Calculation of CFROI and value added

in T-€	2003	2002	2001	2000
Earnings after tax	179,904	84,659	40,152	17,572
+ Depreciation and amortization	20,069	12,486	8,353	6,768
+ Interest expenses	1,436	2,456	3,563	3,789
Gross cashflow after tax	**201,409**	**99,601**	**52,068**	**28,129**
Monetary assets	367,844	249,965	155,954	152,887
- Non interest-bearing liabilities	252,981	225,878	154,399	125,815
Net liquidity	114,863	24,086	1,555	27,072
+ Inventory	196,244	167,906	144,505	95,003
+ Fixed assets at prime cost	107,607	88,112	77,031	51,869
+ Intangible assets at prime cost	44,555	29,199	28,165	11,042
Gross investment basis	**463,269**	**309,304**	**251,257**	**184,986**
Cashflow return on investment (CFROI)	**43.5%**	**32.2%**	**20.7%**	**15.2%**
CFROI - WACC	**37.0%**	**25.2%**	**13.4%**	**9.3%**
Absolute value added	**171,530**	**77,847**	**33,754**	**17,275**

Overview 2: Capital costs

in T-€	2003	2002	2001	2000
Riskfree interest rate	4.3%	4.3%	4.9%	4.9%
Market premium	5.0%	5.0%	5.0%	5.0%
Beta (M-DAX, 24 Months)	0.7	1.0	0.9	0.3
Cost of stockholders equity	**7.7%**	**9.3%**	**9.4%**	**6.5%**
Riskfree interest rate	4.3%	4.3%	4.9%	4.9%
Credit risik premium	3.0%	3.0%	3.0%	3.0%
Tax shield	31.9%	32.0%	30.1%	31.2%
Cost of liabilities after tax	**5.0%**	**5.0%**	**5.6%**	**5.4%**
Share of stockholders' equity	54.7%	48.0%	44.7%	42.1%
Share of liabilities	45.3%	52.0%	55.3%	57.9%
WACC after tax	**6.4%**	**7.0%**	**7.3%**	**5.9%**

The advantage of value added / CFROI in comparison to other indicators is in the use of the liquidity-oriented cashflow which reflects the inflow and outflow of funds. Therefore, the cashflow is an excellent measurement of the Company's financial strength. With regard to the gross investment basis, the Company is viewed as an investment from which the capital provider – the shareholder – receives interest in the form of dividend and share price performance. It is PUMA's conviction that continued value creation is the only means to increase shareholder value on a sustained basis.

In the reporting year, PUMA has expanded its group-wide value-based management: All subsidiaries are presented individually and compared with one another. This process creates a link between the strategic and operative controlling tool, which allows the Company to set internal benchmarks and achieve detailed target planning for value creation. The planning process systematically continued the integration of value-based management into corporate processes such as budgeting and forecasting.

Sustained Increase in Corporate Value

In the reporting year, PUMA again achieved an extraordinary increase in corporate value. This was attained through both the increase in capital employed (gross investment basis) from € 309.3 million to € 463.3 million, and the increase in the return on capital invested (CFROI) from 32.2% to 43.5%; consequently it was again possible to more than double the absolute value added.

PUMA has thereby increased profitability while, at the same time, achieving capital growth. In effect, the nominal value added during the financial year rose by 120.3% from € 77.8 million to € 171.5 million. The value added has seen continuous improvement since introduction of the indicator in 2000.

The improvement was mainly due to the gross cashflow after tax that increased by 102.2 % owing to a higher level of sales and the improved margin, as well as the restrictive spending policy and the cost consciousness of PUMA's employees.

PUMA's gross investment basis increased by 49.8%; the strong cashflow led to an increase in net liquidity from € 24.1 million to € 114.9 million. Assets valued at acquisition cost only rose by 22.2 % despite the strong expansion of the Company's own retail operations and the integration of PUMA Japan.

Average capital costs (WACC) declined from 7.0% in 2002 to 6.4% in 2003; this was due mainly to the lowered beta of 0.7 and an improved equity ratio of 54.7%.

Absolute value added


million €
180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003

Cashflow return / Gross investment


2003
2002
2001
2000
CFROI in %
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
WACC
0
100
200
300
400
500
600
million €



Financial Indicators

In addition to the value management method, PUMA uses a series of other ratios that permit detailed insight into various areas of corporate performance and efficiency. A selection of these ratios and their derivation is shown in the table below:

	2003	2002	2001	2000	1999
Growth rate					
Net sales x 100 / Net sales of prior year	**40.0%**	52.1%	29.3%	24.1%	23.2%
Gross profit margin					
Gross profit / Net sales	**48.7%**	43.6%	41.9%	38.2%	38.0%
SG&A in % of net sales					
Sales-, general- and admin. cost / Net sales	**29.6%**	33.4%	36.9%	38.0%	36.5%
Return on sales before tax					
Earnings before income tax / Net sales	**20.7%**	13.7%	9.6%	5.5%	3.9%
Return on capital employed (RoCE)					
Operating income (EBIT) / Capital employed	**120.7%**	81.1%	32.8%	20.6%	17.8%
Return on equity					
Group earnings after tax / Stockholders' capital	**46.8%**	33.7%	22.5%	13.4%	8.5%
Working capital in % of net sales					
Working capital / Net sales	**12.2%**	12.5%	18.4%	17.0%	16.3%
Earnings per share (in €)					
Group earnings after tax / Average outstanding shares	**11.26**	5.44	2.58	1.14	0.62
Sales per employee (in T-€)					
Net sales / Number of employees (average)	**450.8**	415.0	348.3	303.4	269.5

Another Record Year for the PUMA Share

The year 2003 was marked by the stock markets' recovery from an almost three-year decline. Thus, the DAX gained 37% whilst the MDAX increased by 48%.

In a year-on-year comparison, the FTSE Eurotop 300 closed up 12% while the Nikkei 225 gained 24%. For the first time since 2000, the major US stock indexes ended the year in positive territory: the Dow Jones increased by 25% and S&P-500 was up by 26% in 2003.

Against this background of positive performance, PUMA's share showed excellent value development and continued the previous two years' trend. This excellent performance was supported by sustained sales and earnings growth. Sales increased for the ninth consecutive year and earnings were more than doubled for the third time in as many years.

While the PUMA share traded between € 33.00 and € 73.34 in 2002, in 2003 the range shifted from the share's lowest price of € 59.15 to its highest price of € 141.00. During 2003, the PUMA share price increased with brief periods of consolidation. In particular, the share value increased after publication of positive quarterly reports. On December 29, 2003 the share hit an all-time high of € 141.00 and closed the year 2003 at € 140.00, which represents a 115% increase in share price over the previous year. As a result PUMA, again, managed to more than double its share price and generated higher share price growth than its competitors as well as all other benchmark indices. Market capitalization of the PUMA Group increased from € 1.03 billion (December 31, 2002) to € 2.25 billion (December 31, 2003).

The share's attractiveness and 100% free float increased the average trading volume by 36% to 125,202 shares per day.

As in previous years, the performance of the PUMA share again places it amongst the top performers on the DAX and MDAX indices with the ninth-highest price rise of all shares listed on the DAX. This result is particularly impressive when viewed against the stock prices' past performance; highest growth in 2001 (+171%) and second in 2002 (+91%).

Key data per PUMA share in EURO	**2003**	**2002**	**2001**	**2000**	**1999**
End of year price	**140.00**	65.03	34.05	12.70	17.20
Highest price listed	**141.00**	73.34	34.05	21.00	20.50
Lowest price listed	**59.15**	33.00	12.45	12.50	12.30
Average daily trading volume (amount)	**125,202**	91,532	46,842	24,963	29,849
Earnings per share	**11.26**	5.44	2.58	1.14	0.62
Gross cashflow per share	**17.61**	8.65	4.53	2.20	1.91
Free cashflow per share	**8.64**	6.41	1.46	0.59	0.05
Shareholders' equity per share	**24.04**	15.92	11.48	8.53	7.29

PUMA Share Performance


In €
150
140
130
120
110
100
90
80
70
60
50
Jan
Feb
Mar
Apr
Mai
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Earnings- / Dividend per share


Dividend
Earnings
in €
12.00
8.00
4.00
0.00
0.75
0.50
0.25
0.00
1999
2000
2001
2002
2003



Share performance and trading volume - rebased


PUMA
MDAX
Px Volume
in €
Volume
250
200
150
100
50
0
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Index and competitor share development - rebased


PUMA
MDAX
NIKE
REEBOK
ADIDAS
in €
250
200
150
100
50
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Since 1986 PUMA's stock has been traded on the official markets of the Frankfurt and Munich stock exchanges. It is listed in the Prime Standard Segment and belongs to Deutsche Börse's MDAX (Mid-Cap index). In addition, the ADR Program (American Depository Receipts) was established for the US stock market in 1996. The ADRs are traded over the counter in US Dollars under ticker symbol 'PMMAY'.


9
FIFA



Consolidated Balance Sheet

	Notes	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
ASSETS			
Cash and cash equivalents	3	190,567	113,575
Inventories	4	196,244	167,906
Trade receivables and other receivables	5	175,552	135,996
Other short-term financial assets	6	1,909	7,937
Total current assets		**564,272**	**425,414**
Deferred income taxes	7	**36,457**	**23,796**
Property, plant and equipment	8	**66,458**	**56,842**
Goodwill	9	**22,313**	**13,822**
Other intangible assets	10	**5,888**	**4,931**
Other long-term financial assets	11	**4,111**	**1,032**
Investment in associated companies	12	**625**	**0**
Total assets		**700,124**	**525,837**
LIABILITIES AND EQUITY			
Financial liabilities	13	16,817	19,270
Trade payables	14	132,634	117,858
Other liabilities	14	69,019	47,247
Total current liabilities		**218,470**	**184,375**
Pensions	15	18,537	17,925
Tax provisions	16	27,068	25,756
Other provisions	17	48,966	45,085
Total provisions		**94,571**	**88,766**
Long-term interest bearing liabilities	18	**45**	**61**
Deferred income taxes	7	**3,192**	**0**
Minority interest	19	**802**	**399**
Subscribed capital PUMA AG	20	41,558	40,564
Group reserves		83,969	85,178
Accumulated profits	20	278,465	126,494
Treasury stock	20	-20,948	0
Shareholders' equity		**383,044**	**252,236**
Total liabilities and shareholders' equity		**700,124**	**525,837**



Consolidated Income Statement (Nature of Expense Method)

	Notes	2003 T-€	2002 T-€
Net sales	27	**1,274,027**	**909,778**
Cost of sales		-653,991	-512,877
Gross profit	27	**620,036**	**396,901**
Royalty and commission income		40,346	44,896
		660,382	**441,797**
Personnel expenses	21	-126,583	-102,967
Advertising and selling costs	22	-158,702	-114,054
General and administrative expenses	22	-145,889	-114,112
Other operating income	22	54,076	26,857
Total selling, general and administrative expenses, net	22	-377,098	-304,276
Depreciation		-20,069	-12,486
		-397,167	-316,762
Profit from operations		263,215	125,035
Financial result	23	891	-609
Earnings before taxes		**264,106**	**124,426**
Income tax	24	-84,202	-39,767
Net earnings before minority interest		179,904	84,659
Minority interest	19	-571	222
Net earnings		**179,333**	**84,881**
Net earnings per share (€)	25	11.26	5.44
Net earnings per share (€) - diluted	25	10.90	5.34
Weighted average shares outstanding	25	15.932	15.611
Weighted average shares outstanding, diluted	25	16.449	15.908

Consolidated Cashflow Statement

	Notes	2003 T-€	2002 T-€
Operating activities			
Profit before tax		264,106	124,426
Adjustments for:			
Depreciation	8, 9, 10	20,069	12,486
Non-realized currency gains/losses, net		-3,478	-2,959
Interest received	23	-2,326	-1,849
Interest paid	23	1,437	2,456
Income from the sale of fixed assets		201	30
Additions to pension accruals	15	612	509
Gross-Cashflow	28	**280,621**	**135,099**
Increase in receivables and other current assets		-40,692	-21,098
Increase in inventories		-17,873	-29,743
Increase in trade payables and other current liabilities		33,751	57,239
Cash provided by operations		255,807	141,497
Interest paid		-1,437	-2,456
Income taxes paid		-89,343	-16,502
One-time expenses paid		0	-3,447
Net cash from operating activities	28	**165,027**	**119,092**
Cashflows from investment activities			
Payment for acquisition		-30,334	0
Purchase of property and equipment	8, 9, 10	-26,990	-22,545
Proceeds from sale of property and equipment		1,185	905
Increase/decrease in other long-term assets		-3,740	658
Interest received		2,243	1,951
Net cash used in investing activities	28	**-57,636**	**-19,031**
Cashflows from financing activities			
Payments made regarding long-term liabilities, net		-25	96
Payments received regarding short-term bank borrowing, net	13	-3,028	-22,799
Payments made regarding convertible bonds, net	18, 20	-16	-1,082
Dividend payments	20	-8,715	-4,629
Capital increase	20	9,538	10,021
Purchase of own shares	20	-20,948	0
Other changes		-166	222
Net cash used in financing activities	28	**-23,360**	**-18,171**
Effect of exchange rates on cash		-7,039	-3,623
Increase in cash and cash equivalents		**76,992**	**78,267**
Cash and cash equivalents at beginning of financial year		113,575	35,308
Cash and cash equivalents at year end	3, 28	**190,567**	**113,575**

 

Changes in Equity

in T-€	Sub-scribed capital	Group reserves: Capital reserve PUMA AG	Group reserves: Revenue reserve PUMA AG	Group reserves: Difference from currency conversion	Group reserves: Cashflow hedges	Consolidated profit/net income for the year	Treasury stock	Total
Dec. 31, 2001	**39,497**	**32,523**	**153**	**11,537**	**6,074**	**86,942**		**176,726**
Dividend payment						-4,629		**-4,629**
Transfer to profit reserves			40,700			-40,700		
Currency changes				-8,899				**-8,899**
Release to the income statement					-5,247			**-5,247**
Market value for cashflow-hedges					-1,014			**-1,014**
Capital increase	1,067	9,351						**10,418**
Consolidated profit						84,881		**84,881**
Dec. 31, 2002	**40,564**	**41,874**	**40,853**	**2,638**	**-187**	**126,494**		**252,236**
Dividend payment						-8,715		**-8,715**
Transfer to profit reserves			18,647			-18,647		
Currency changes				-17,842				**-17,842**
Release to the income statement					-1,053			**-1,053**
Market value for cashflow-hedges					-9,505			**-9,505**
Capital increase	994	8,544						**9,538**
Consolidated profit						179,333		**179,333**
Purchase of treasury stock							-20,948	**-20,948**
Dec. 31, 2003	**41,558**	**50,418**	**59,500**	**-15,204**	**-10,745**	**278,465**	**-20,948**	**383,044**

Appendix to the Financial Statements

Development of fixed assets

in T-€	Purchase costs				
	Balance Jan. 1, 2003	Currency changes and other changes	Additions/ retransfers	Disposals	Balance Dec.31,2003
PROPERTY, PLANT AND EQUIPMENT					
Land, land rights and buildings including buildings on third party land	27,950	272	484	535	28,171
Technical equipment and machines	3,159	-210	556	326	3,179
Other equipment, factory and office equipment	54,848	-2,465	17,620	2,835	67,168
Payments on account and assets under construction	2,155	-30	6,975	10	9,090
	88,112	**-2,433**	**25,635**	**3,706**	**107,608**
GOODWILL	**17,450**	**13,221**	**0**	**0**	**30,671**
OTHER INTANGIBLE FIXED ASSETS					
Concessions, industrial and similar rights and assets and licenses under such rights and assets	11,748	-241	2,403	26	13,884
	11,748	**-241**	**2,403**	**26**	**13,884**
OTHER LONG-TERM ASSETS					
Other loans	393	0	1,357	24	1,726
Other assets	639	1,896	64	214	2,385
Shares in associated companies	0	0	625	0	625
	1,032	**1,896**	**2,046**	**238**	**4,736**

In the column currency changes and other changes T-€ 14.775 are included from the expansion of the consolidated companies PUMA Japan K.K. (see note 2).

in T-€	Accumulated depreciation					Book values	
	Balance Jan. 1, 2003	Currency changes and other changes	Additions/ retransfers	Disposals	Balance Dec.31,2003	Balance Dec.31,2003	Balance Dec.31,2002
PROPERTY, PLANT AND EQUIPMENT							
Land, land rights and buildings including buildings on third party land	6,490	-25	1,771	207	8,029	20,142	21,460
Technical equipment and machines	609	-144	1,991	207	2,249	930	2,550
Other equipment, factory and office equipment	24,171	-1,553	10,160	1,906	30,872	36,296	30,677
Payments on account and assets under construction	0	0	0	0	0	9,090	2,155
	31,270	**-1,722**	**13,922**	**2,320**	**41,150**	**66,458**	**56,842**
GOODWILL	**3,628**	**-78**	**4,808**	**0**	**8,358**	**22,313**	**13,822**
OTHER INTANGIBLE FIXED ASSETS							
Concessions, industrial and similar rights and assets and licenses under such rights and assets	6,817	-134	1,339	26	7,996	5,888	4,931
	6,817	**-134**	**1,339**	**26**	**7,996**	**5,888**	**4,931**
OTHER LONG-TERM ASSETS							
Other loans	0	0	0	0	0	1,726	393
Other assets	0	0	0	0	0	2,385	639
Shares in associated companies	0	0	0	0	0	625	0
	0	**0**	**0**	**0**	**0**	**4,736**	**1,032**

 

Notes to the Consolidated Financial Statements

1. General remarks

PUMA Aktiengesellschaft Rudolf Dassler Sport (hereinafter "PUMA AG") and its subsidiaries are engaged in the development, marketing and sales of a broad range of sports and leisure articles including footwear, apparel and accessories under the "PUMA" brand name. The Company is a joint stock company under German law and has its registered head office in Herzogenaurach, Federal Republic of Germany; its responsible registration court is in Fürth (Bavaria, Germany).

The consolidated financial statements of PUMA AG and its subsidiaries (hereinafter the "Company" or "PUMA"), were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). All IASB interpretations required for the financial years from January 1, 2003 have been applied.

The Company prepared consolidated financial statements in accordance with IFRS for the first time in 1993. The deviations from HGB (German Commercial Code) effective as from January 1, 1993 were treated with neutral effect on operating results. The consolidated financial statements prepared in accordance with IFRS are deemed exemptive consolidated accounts pursuant to Section 292a (2) HGB.

Certain issues in the accounting regulations and provisions defined in the International Financial Reporting Standards deviate from accounting standards generally applied in the Federal Republic of Germany in accordance with HGB (German Commercial Code). Significant deviations relate to the capitalisation of deferred taxes; these result from temporary valuation differences and future tax benefits from losses carried forward, other deviations concern the treatment of U.S. trademarks and other rights which were sold in 1989 and repurchased in 1995, and not capitalized for IFRS purposes. Furthermore, the application of IAS 39 and foreign currency valuation leads to valuation differences in comparison with HGB. The remaining differences are immaterial.

The consolidated financial statements are prepared in Euro (EUR or €); they are in compliance with EU Directive 83/349, and are based on the interpretation of the directive pursuant to DRS 1 of the German Accounting Standards Committee.

2. Significant consolidation, accounting and valuation principles

Consolidation principles

The consolidated financial statements were prepared on the basis of uniform accounting and valuation methods pursuant to IFRS as at the reporting date of the parent company's annual financial statements on December 31, 2003.

Upon initial capital consolidation of subsidiaries, the respective acquisition values are offset against the Group's share in the book value of the subsidiary's equity capital.

Intercompany receivables and liabilities have been offset. Any offsetting differences resulting from currency effects are included in consolidated earnings to the extent that they occurred in the reporting period. If these differences are of a long-term nature, they are treated with neutral effect on earnings.

Within the course of profit consolidation, inter-company sales and all significant intra-group income were offset against the expenses attributable to them. Interim profits not yet realized within the group are eliminated with an effect on income.

Consolidated group and associated companies

In addition to PUMA AG, all subsidiaries in which PUMA AG holds a direct or indirect majority are fully consolidated. Associated companies, i.e., companies where PUMA can exert an influence on the financial and business policy, are valued at equity. The number of companies included in consolidation (including associated companies) developed as follows:

Dec. 31, 2002	**40**
Newly founded companies	5
Share in associated companies	1
Dec. 31, 2003	**46**

The consolidated group was enlarged to include "PUMA Japan K.K.", founded in the first quarter. PUMA Japan acquired 100% of the operative footwear and accessories business from the former licensee within the scope of an "Asset Deal" in exchange for a cash payment of T-€ 30,334 with effect from April 1, 2003. The date of initial consolidation was April 1, 2004.

The initial consolidation resulted in goodwill of T-€ 13,921; amortization is based on the straight line method over a 15-year period. In addition to goodwill, changes in the consolidated group at the date of initial consolidation impacted net assets and the financial position as follows:

	T-€
Inventories	15,563
Fixed assets	854
Other short-term assets	2,704
Other provisions	-2,709
	16,413

The acquisition had no significant effect on consolidated net earnings in 2003.

The effects of changes in the consolidated group as at December 31, 2003 on individual items in the consolidated balance sheet and the consolidated income statement are explained under the respective individual items as far as the effects are significant.

The companies "PUMA Avanti GmbH", "PUMA Sprint GmbH", "PUMA Mostro GmbH" and "PUMA Suede Holding Inc." were founded in December 2003. PUMA AG holds a direct or indirect 100% stake in these companies. The object and business purpose of these newly founded companies is the acquisition, management and realization of PUMA group companies. The establishment of these companies has no effect on the Group's net assets and financial position.

The associated company is a company that was newly founded by the PUMA licensee in Turkey; its purpose is to build up PUMA's retail business in that region. Business operations were started in November. The purchase price for 35% of the shares amounted to T-€ 625. Pursuant to the articles of incorporation PUMA may exert an influence on the financial and business decision processes without, however, being in a controlling capacity. Valuation is based on the "equity" method.



Broken down by regions, the consolidated companies were as folows:

No.	Companies	Shareholder/No.	Share in capital
	Westeuropa		
1.	PUMA AG Rudolf Dassler Sport, Herzogenaurach/Germany	Free float of stock	100 %
	- parent company -		
2.	PUMA UNITED KINGDOM LTD, Leatherhead/Great Britain	1	100 %
3.	PUMA FRANCE SAS, Illkirch/France	1	100 %
4.	PUMA (Schweiz) AG, Lengnau bei Biel/Switzerland	1	100 %
5.	Austria PUMA Dassler Ges. m.b.H., Salzburg/Austria	1	100 %
6.	PUMA Benelux B.V., Leusden/Netherlands	1	100 %
7.	PUMA Italia S.r.l., Milan/Italy	1	100 %
8.	Tretorn Vertrieb GmbH, Herzogenaurach/Germany	1	100 %
9.	Tretorn AB, Helsingborg/Sweden	1	100 %
10.	PUMA Nordic AB, Helsingborg/Sweden	9	100 %
11.	PUMA Norway AS, Oslo/Norway	10	100 %
12.	PUMA Finland Oy, Espoo/Finland	10	100 %
13.	PUMA Denmark A/S, Skanderborg/Denmark	9	100 %
14.	Tretorn Sweden AB, Helsingborg/Sweden	9	100 %
15.	Tretorn Finland Oy, Helsinki/Finland	9	100 %
16.	Tretorn Sport Ltd., Laoise/Ireland	9	100 %
17.	Tretorn Tennis Ltd., Laoise/Ireland (non-active)	9	100 %
18.	Tretorn Sport Sales Ltd., Laoise/Ireland	9	100 %
19.	Tretorn R&D Ltd., Laoise/Ireland (non-active)	16	100 %
20.	Hunt Sport AB, Helsingborg/Sweden (non-active)	9	100 %
21.	PUMA Portugal Artigos Desportivos Lda., Prior Velho/Portugal	3	51 %
22.	PUMA Sprint GmbH, Germany	1	100 %
23.	PUMA Avanti GmbH, Germany	22	100 %
24.	PUMA Mostro GmbH, Germany	23	100 %
	Eastern Europe		
25.	PUMA Polska Spolka z.o.o., Warsaw/Poland	5	100 %
26.	PUMA-RUS GmbH, Moskow/Russia	5	89 %
		1	11 %
27.	PUMA Hungary Kft., Budapest/Hungary	5	100 %
28.	Czech PUMA Dassler s.r.o., Prague/Czech Republic	5	100 %
	Asia/Pacific Rim		
29.	PUMA Australia Pty. Ltd., Moorabbin/Australia	1	100 %
30.	White Diamond Australia Pty. Ltd. , Moorabbin/Australia (non-active)	29	100 %
31.	White Diamond Properties, Moorabbin/Australia (non-active)	29	100 %
32.	PUMA New Zealand LTD, Auckland/New Zealand	29	100 %
33.	World Cat Ltd., Kowloon/Hong Kong	1	100 %
34.	World Cat (S) Pte Ltd./Singapore	33	100 %
35.	World Cat Trading Co. Ltd, Taichung/Taiwan	33	100 %
36.	Development Services Ltd., Kowloon/Hong Kong	33	100 %
37.	PUMA FAR EAST Ltd., Kowloon/Hong Kong	1	100 %
38.	PUMA Japan K.K., Tokyo/Japan	1	100 %
	America		
39.	PUMA Suede Holding, Inc., Westford/USA	23	100 %
40.	PUMA North America, Inc., Westford/USA	23	100 %
		24	50 %
		39	45 %
41.	PUMA Canada, Inc. Ontario/Canada (non-active)	40	100 %
42.	PUMA CHILE S.A. Santiago/Chile	1	51 %
43.	PUMA Sports Ltda., Sao Paulo/Brazil	5	100 %
	Africa/Middle East		
44.	PUMA Sports S.A., Cape Town/South Africa	5	100 %
45.	PUMA SPORTS DISTRIBUTORS (PTY) LIMITED, Cape Town/South Africa	44	71 %
	Associated companies		
46.	Sport Lifestyle Magazacilik Sanayi ve Ticaret A. S., Istanbul/Turkey	5	35 %

Currency translation

As a general rule, foreign currency monetary items are disclosed in the individual financial statements of consolidated companies at the rates valid at the balance sheet date. The resulting currency gains and losses are immediately credited or charged to operations.

The assets and liabilities of foreign subsidiaries that do not recognize the Euro currency as their functional currency were translated into Euro at the middle rates valid at the balance sheet date. Expenses and income were translated at annual average rates. Differences from net assets currency translation and changed exchange rates in comparison with the previous year were netted with neutral effect on operating results and shown separately in equity. Goodwill resulting from the acquisition of foreign subsidiaries within the scope of initial consolidation are translated to euro and extrapolated accordingly.

The following currency translation rates were used for translating annual financial statements to Euro:

	Average rates during the financial year		Rates at the balance sheet date	
	2003	**2002**	**Dec. 31, 2003**	**Dec. 31, 22002**
1 € = USD	1.1339	0.9459	1.2499	1.0494
1 € = CAD	1.5924	1.4847	1.6384	1.6536
1 € = GBP	0.6896	0.6279	0.7039	0.6509
1 € = CHF	1.5180	1.4673	1.5599	1.4549
1 € = HKD	8.8277	7.3762	9.7000	8.1600
1 € = AUD	1.7483	1.7422	1.6750	1.8550
1 € = NZD	1.9511	2.0420	1.9145	1.9910
1 € = CLP	769.5599	645.0148	730.7770	729.4780
1 € = PLN	4.4146	3.8475	4.6900	4.0200
1 € = HUF	251.9077	242.9662	260.5000	236.1000
1 € = CZK	31.8685	30.8877	32.5400	31.5400
1 € = SEK	9.1362	9.1527	9.0704	9.1696
1 € = DKK	7.4306	7.4301	7.4434	7.4264
1 € = NOK	7.9815	7.5226	8.4209	7.2803
1 € = ZAR	8.4985	9.8685	8.2200	9.0700
1 € = JPY	132.3620	-	133.6600	-



Derivative financial instruments/hedge accounting

Derivate financial instruments are initially recorded in the balance sheet at acquisition costs, and subsequently at market values. The recording of gains or losses depends on the type of items to be hedged. At the time of concluding a hedge transaction, the Company classifies certain derivatives either as a hedge of the present value of a reported asset or a reported liability (fair value hedge), as a hedge of a planned transaction (cashflow hedge) or as a hedge of a net investment in an economically independent foreign subsidiary.

Changes in the market value of derivatives which are used for, and qualify as, a cashflow hedge and which are effective are disclosed in equity. In the absence of hedge effectiveness, the differences are included in operating results. The amounts recorded under equity are included in operating results in the same period during which the planned hedge transaction impacts the income statement. The gains or losses from derivative financial instruments used as a fair value hedge and the respective gains or losses from the hedged item are recognized in operating results.

Segment reporting

Reporting is primarily based on geographical regions. Since PUMA is engaged in only one business field, namely the sporting goods industry, the allocation for secondary reporting follows the internal reporting structure, e.g. based on the footwear, apparel and accessories product segments.

Liquid assets

This item consists of liquid assets and bank credit balances. Bank credit balances that are not directly required to finance current assets are invested in the money market for a period of up to six months. The total amount of liquid assets is consistent with cash and cash equivalents reported in the cashflow statement.

Inventories

Inventories are valued at acquisition or manufacturing costs or at the lower net realizable values derived from the selling price at the balance sheet date. The acquisition cost of merchandise is determined using the average cost method. Value adjustments are determined in a uniform manner throughout the group, depending on the age of the goods concerned. Risks owing to fashion trends are adequately taken into account.

Receivables and other assets

Trade receivables and other receivables as well as financial assets are stated at nominal value net of value adjustments. All recognizable risks are sufficiently accounted for in the form of individual risk assessment or on the basis of historical value.

Property, plant and equipment

Property, plant and equipment are stated at acquisition cost net of accumulated depreciation. The depreciation periods depend on the item's useful life. As a general rule, the straight-line method of depreciation is applied. The useful life depends on the type of assets involved:

	Depreciation period
Buildings	10 to 50 years
Machines, machine equipment and technical equipment, business and factory equipment	3 to 10 years

Cost of maintenance and repair is recorded as an expense at the time at which the expense is incurred. Significant improvements and renewals/renovations are capitalized. Interest on liabilities is reported as a current expense. Leased items, regarded as significant in terms of their amounts and qualifying as finance leasing are shown under property, plant and equipment at the amount of the fair value or the lower present value of the minimum lease payments.

Other intangible assets

Acquired intangible assets largely consist of concessions and industrial and similar rights; they are valued at acquisition costs net of accumulated depreciation. The depreciation period is between three to five years, whereby the straight-line method of depreciation is applied.

Goodwill

Goodwill is valued at acquisition costs net of accumulated amortization. The goodwill relates to the companies in Great Britain, New Zealand, Sweden and Japan.

Goodwill relating to New Zealand dates from 1999; it will be amortized for the last time in 2004. The goodwill amortization concerning companies in Great Britain, Sweden and Japan is based on the straight line method. The amortization period of 15 years corresponds with the expected useful life of the assets concerned.

Extraordinary depreciation

Property, plant and equipment, intangible assets and goodwill are subject to extraordinary depreciation or amortization if there are indications of impairment in the value of the asset involved. In such a case, the recoverable amount (the higher amount from net realizable proceeds and value of use) is compared with the book value of the asset. If the recoverable value is lower than the book value, the asset is written down to the recoverable amount (IAS 36). If the reason for extraordinary depreciation or amortization no longer exists, the impairment is reversed. The revaluation amount may not exceed the carrying amount net of depreciation/amortization prior the impairment.



Other long-term financial assets

Other long-term financial assets are stated at acquisition costs; they include loans and other assets. As a general rule, non-interest bearing assets are discounted to their present values.

Financial liabilities

As a general rule, short-term financial liabilities also include the portion of long-term loans with residual terms of up to one year.

Liabilities

Liabilities are reported at their repayable amounts. Liabilities from finance leasing agreements are recorded at the amount of the present value of the minimum leasing values or the lower present value as at the beginning of the leasing transaction and extrapolated by the repayment proportion of the lease installments.

Provisions for pensions and similar commitments

In general, pension provisions are determined in accordance with the projected unit credit method. This method not only accounts for annuities and accrued pension benefits known at the balance sheet date, but also for expected salary and annuity increases. Actuarial gains and losses are distributed over the average residual term of service. No use is made of the 10 percent 'corridor' approach described in IAS 19.92. The provision is reduced by the value of the plan assets. The service cost and interest component are disclosed within personnel expenses.

The payments made to defined contribution plans are included in the personnel expense; a provision for pensions is not necessary for this type of pension plan.

No pension commitments exist concerning active members of the PUMA AG Board. A respective compensation is included in the Board remuneration.

Other provisions

In accordance with IAS 37, other provisions were set up at the balance sheet date to account for all recognizable risks and obligations vis à vis third parties which result from past transactions or events where amounts or maturities are uncertain. The provisions are stated using the best possible assessment of the foreseeable loss; they are not off-set against positive income contributions. Provisions are also set up to account for disadvantageous contracts where the unavoidable costs exceed the economic benefit expected from the contract.

Treasury stock
Treasury stock is stated at market price as at the day of acquisition, in addition to incidental acquisition costs and included in equity.

Share option plan/Management incentive program
In 1996 PUMA introduced a management incentive plan for the Board and management of PUMA AG and its subsidiaries.

The issue of share options provides participants with the option to acquire PUMA shares within a defined time period and at a defined price. Conditional capital is created in order to finance these shares. Attention is drawn to paragraphs 20 and 31 of these Notes.

Share option plans are reported using the intrinsic value method. Since the intrinsic value on the day of granting the options was zero, they were not accounted for in the balance sheet. It will therefore not be necessary to report costs arising from existing option plans in the future.

Recognition of sales
Sales are recognized and included in profits at the time of the transfer of risk.

Sales are disclosed net of returned goods, discounts, rebates, and sales-based advertising cost allowances.

Royalty and commission income
Royalty income is treated as income in accordance with the statement to be presented by the licensees. In certain cases, values must be assessed in order to permit accounting on an accrual basis. Commission income is invoiced to the extent that the underlying purchase transaction is regarded as having been realized.

Advertising and promotion expenses
The Company recognizes advertising expenses at the time of their occurrence. As a general rule, promotion expenses are spread over the contract term as expense, provided that as a minimum the same amount is likely to be realized as economic benefit.



Product development

The Company is continuously engaged in developing new products in order to comply with market requirements or market changes. The costs are recorded as an expense at the date of origin; they are not capitalized since the criteria specified in IAS 38 are not fulfilled.

Financial result

The financial result includes interest income from financial investments and interest expense from credits. As a rule, effects from exchange rate fluctuations are included in general expenses. Currency effects arising from derivative financial instruments that are to be allocated directly to an underlying transaction are disclosed in the respective income statement item.

Income taxes

Incomes taxes are determined in accordance with local tax regulations in the countries where the respective company is active.

Deferred taxes

Deferred taxes from time differences between the tax and the commercial balance sheet valuation of individual group companies and from consolidation procedures are netted according to tax country and disclosed either as deferred tax assets or deferred tax liabilities. Deferred tax assets may also include tax reduction claims resulting from the expected use of existing loss carry-forwards in subsequent years if their realization is ensured with sufficient certainty. Deferred taxes are determined on the basis of tax rates applicable for reversal in the individual countries and in effect, or announced effect, on the balance sheet date. In addition, deferred taxes may result from accounting procedures, which are neutral in their effects on profits.

Deferred tax assets are stated only to the extent that realization of the respective tax advantage is probable. Value adjustments are created on the basis of past results of operations and business expectations for the near future, if this criterion is not fulfilled.

Assumptions and estimates

The preparation of consolidated financial statements is in part based on assumptions and estimates which have an impact on the amount and disclosure of the reported assets and liabilities, income expenses and contingencies. The actual values may in some cases deviate from such assumptions and estimates. Changes are recognized as expense or income as soon as more precise information has been received.

3. Cash and cash equivalents

Cash and cash equivalents amounted to T-€ 190,567 as at December 31, 2003 (previous year: T-€ 113,575); they consist of cash, sight deposits and fixed term deposits. There were no restraints on disposal.

4. Inventories

Inventories are divided into the following main groups:

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
Raw materials and supplies	1,195	1,055
Finished goods and merchandise		
Footwear	95,769	79,644
Apparel	58,580	46,571
Accessories/Others	13,321	11,557
Goods in transit	70,672	60,900
Inventories, gross	239,537	199,727
Value adjustments	-43,293	-31,821
Inventories, net	**196,244**	**167,906**

The total amount of reported inventories includes the amount of T-€ 29,686 (previous year: T-€ 27,986) stated at net realisable value.

The change in the consolidated group (PUMA Japan) resulted in an increase of T-€ 6,650 in inventory as at the balance sheet date.

5. Trade receivables and other receivables

The receivables are made up as follows:

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
Trade receivables	171,377	135,023
Other receivables	16,061	13,353
Prepaid expenses	4,911	3,180
Receivables, gross	192,349	151,556
Value adjstments	-16,797	-15,560
Receivables, net	**175,552**	**135,996**

This item's present value corresponds with the book value. As a general rule, receivables are due within one year.

There were no receivables from management or supervisory bodies.

The change in the consolidated group resulted in an increase of T-€ 17,872 in this item as at the balance sheet date.



6. Other short-term financial assets

The item includes the valuation of derivative financial instruments that existed as of the balance sheet date and were recognized as assets. The financial instruments as of the balance sheet date include forward exchange transactions used to hedge existing balance sheet items and future transactions. The value recorded corresponds to the market value.

7. Deferred taxes

The Company's deferred taxes relate to the following items:

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
Accumulated tax losses carried forward	2,951	4,602
Long-term assets	3,346	3,410
Short-term assets	18,191	14,394
Provisions and other liabilities	12,837	13,700
From netting in equity with neutral effect on profits	7,164	124
Value adjustments	-2,331	-10,412
Deferred tax assets	42,158	25,818
Long-term assets	6,984	611
Short-term assets	1,280	1,182
Provisions and other liabilities	629	229
From netting in equity with neutral effect on profits	-	-
Deferred tax liabilities	8,893	2,022
Deferred tax assets, net	**33,265**	**23,796**

As of December 31, 2003, the total amount of tax losses carried forward was T-€ 9,424 (previous year: T-€ 15,322), resulting in deferred tax assets of T-€ 2,951 (previous year: T-€ 4,602). Following value adjustment, the claims from tax losses carried forward were included in deferred tax assets to the amount of T-€ 620 (previous year: T-€ 1,458). The tax losses carried forward largely relate to inactive companies and their use is regarded as unlikely.

Deferred tax liabilities of T-€ 823 for withholding tax from possible dividends on subsidiaries' retained profits were not set up since these serve the subsidiaries' refinancing needs. Deferred taxes from items recorded in equity with neutral effect on profits (hedge accounting) are included to the amount of T-€ 7,164 (previous year: T-€ 124).

Deferred tax assets and liabilities were netted if they relate to the same tax authority. Accordingly, they are disclosed in the balance sheet as follows:

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
Deferred tax assets	36,457	23,796
Deferred tax liabilities	3,192	-
Deferred tax assets, net	**33,265**	**23,796**

8. Property, plant and equipment

Property, plant and equipment at book values consist of:

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
Land and buildings, including buildings on third party land	20,142	21,460
Technical equipment and machines	930	2,550
Other equipment, factory and office equipment	36,296	30,677
Payments on account and assets under construction	9,090	2,155
	66,458	**56,842**

The book values of property, plant and equipment have been derived from acquisition costs. Accumulated depreciation of property, plant and equipment amounted to T-€ 41,150 (previous year: T-€ 31,270).

Property, plant and equipment include leasing items to the amount of T-€ 1,062 (previous year: T-€ 2,020), largely relating to operating and office equipment in the various subsidiaries (mainly in Australia). Ownership of the real estate in France was transferred to PUMA when the last rental payments were made in 2003.

As at December 31, 2003, payments on account and assets under construction include down-payments for an extension to the administrative building in Herzogenaurach which is expected to be completed in early 2004.

The breakdown of individual property, plant and equipment items and their development in financial year 2003 is reflected in the Appendix attached to the consolidated financial statements. Extraordinary depreciation to the lower net realisable value due to impairments in value were necessary to the amount of T-€ 2,129 within the context of production relocation to Asia (tennis balls). The net realisable value has been determined on the basis of expert opinion.

9. Goodwill

This item includes the goodwill associated with the acquisition and initial consolidation of the companies in New Zealand, Great Britain, Sweden and Japan, net of accumulated amortization. Development for 2003 is shown in the Appendix to the consolidated financial statements. Extraordinary amortization due to relocation of production is included to the amount of T-€ 3,057.

10. Other intangible assets

Development in financial year 2003 is described in the Appendix attached to the consolidated financial statements. Extraordinary depreciation due to impairment in value was not necessary.

 

11. Other long-term financial assets

This item consists of the following:

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
Loans	1,726	393
Other assets	2,385	639
	4,111	**1,032**

The development for financial year 2003 is shown in the Appendix to the consolidated financial statements. Extraordinary depreciation due to impairment in value was not necessary.

12. Shares in associated companies

In November, a 35% stake in "Sportlifestyle Majazacilik Sanayi ve Ticaret A.S.", Istanbul, Turkey, was acquired; the purchase price was T-€ 625. Initially, the investment was stated at acquisition costs; subsequently it will be valued at equity. See paragraph 2 of the Notes.

13. Financial liabilities

Financial liabilities consist of bank loans with residual terms of less than 12 months. Long-term bank loans did not exist as at the balance sheet date.

Credit lines granted to the Company total T-€ 195,281; they may be used either for bank loans or guaranteed credits. In addition to financial liabilities of T-€ 16,817, there were guaranteed credits (largely documentary credits) amounting to T-€ 5,659 as of December 31, 2003. At that date the Company had unused credit lines of T€ 172,805 in addition to cash and cash equivalents.

14. Trade payables and other liabilities

The present value of trade payables and other liabilities corresponds with the book value.

	Dec. 31, 2003		Dec. 31, 2002	
	of which residual term up to 1 year T-€	**Total T-€**	**Total T-€**	of which residual term up to 1 year T-€
Trade payables	132,634	**132,634**	**117,858**	117,858
Other liabilities				
Liabilities from taxes	7,078	7,078	11,122	11,122
Liabilities from social security contributions	2,336	2,336	1,648	1,648
Liabilities to employees	24,482	24,482	18,280	18,280
Liabilities from the market valuation of forward exchange transactions	24,662	24,662	9,661	9,661
Leasing liabilities	535	535	672	672
Other liabilities	9,396	9,926	5,469	5,469
Deferred items	0	0	395	395
	68,489	**69,019**	**47,247**	47,247
	201,123	**201,653**	**165,105**	165,105

The item includes T-€ 10,413 from initial consolidation of PUMA Japan.

 

15. Pension provisions

Pension provisions totalled T-€ 18,537 (previous year: T-€ 17,925) as of the balance sheet date; they are reduced by the value of the plan assets. The present value of plan assets does not include own financial instruments. In 2003, the plan assets were subject to a value improvement of T-€ 1,120 (previous year: decline of T-€ 737).

Of the total provision amount, T-€ 13,448 (previous year: T-€ 13,362) are attributable to PUMA AG, T-€ 3,164 (previous year: T-€ 3,177) to the Swedish sub-group, and T-€ 1,925 to the other companies. The acquisition of the company in Japan involved no pension commitments. The employees in Japan were offered a defined contribution plan as from the acquisition date and this plan was implemented during the financial year. In addition to the contribution payment there are no further obligations with respect to these plans which are to be recognised as pension provision. For information concerning contribution payments attention is drawn to paragraph 21 of these Notes.

Most of the pension provisions (72.5%) concern PUMA AG employees, in particular, active employees, former employees with non-forfeitable pension rights, and old-age pension recipients. As in the previous year, calculations are based on the Dr. Klaus Heubeck tables of 1998. In accordance with IAS 19, the projected unit credit method was applied in valuation. The PUMA AG pension plan covers general commitments that are, as a rule, based on maximum pension payments of € 127,82 for each month and per entitled employee; in addition, individual commitments have been made, largely consisting of non-forfeitable claims of retired PUMA AG Board members to the amount of T-€ 2,638 (previous year: T-€ 2,597).

The following actuarial assumptions were made with respect to PUMA AG pension plans:

	Dec. 31, 2003	**Dec. 31, 2002**
Discount rate	5.5%	5.5%
Future pension increases	2.25%	2.25%
Fluctuation rate	1.5%	1.5%

The pension provision for the Group is as follows:

	Dec. 31, 2003 T-€	**Dec. 31, 2002 T-€**
Present value of non funds-financed pension claims pursuant to actuarial report	**17,608**	**17,055**
Present value of funds-financed pension claims	10,718	9,388
Net of the fair value of funds assets	-7,966	-6,829
Short cover/surplus cover of the funds assets	**2,752**	**2,559**
Present value of pension claims	**20,360**	**19,614**
Adjustment amount due to non-recorded actuarial gains/losses (-)	**-1,823**	**-1,689**
Pension provision: December 31	**18,537**	**17,925**

Development of pension provision for the Group is as follows:

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
Pensions provision Dec. 31 previous year	17,925	17,416
Currency translation	14	9
Changes in the consolidated group	-	-
Pension expense	2,120	2,571
Pension payments	-1,522	-2,071
Pension provision: December 31	**18,537**	**17,925**

The pension expense is structured as follows:

	2003 T-€	2002 T-€
Expenses for pension claims evolved during the reporting year	1,758	1,648
Interest expenses for acquired pension claims	1,294	1,344
Expected funds asset income	-450	-731
Adjustment amount due to recorded actuarial gains/losses	150	310
	2,752	**2,571**

16. Tax provisions

	Dec. 31, 2002					Dec. 31, 2003
		Currency adjustments, reclassifications	Use	Release	Addition	
	T-€	T-€	T-€	T-€	T-€	**T-€**
Tax provisions	**25,756**	-528	-22,743	-258	24,841	**27,068**

Tax provisions mainly include provisions for unpaid income taxes relating to the year 2003. They do not include deferred taxes. Attention is drawn to paragraph 7 of these Notes. The provision should lead to an outflow of funds in the next financial year.



17. Other provisions

	Dec. 31, 2002					Dec. 31, 2003
		Currency adjustments, reclassifications	Use	Release	Addition	
	T-€	T-€	T-€	T-€	T-€	**T-€**
Provisions for:						
Warranties	**8,980**	-876	-1,752	-584	4,909	**10,677**
Purchase risks	**14,087**	-1,324	-2,688	-8,989	5,904	**6,990**
Other	**22,018**	-1,059	-1,762	-3,661	15,763	**31,299**
	45,085	-3,259	-6,202	-13,234	26,576	**48,966**

The warranty provision is determined on the basis of historical values, in particular sales generated during the last six months. Most of the corresponding expenses are expected to fall due within the first six months of the next financial year.

Purchase risks largely relate to materials risks and forms required in footwear production. The item also relates to anticipated losses associated with purchase transactions. The provision is expected to be used in the following year.

The other provisions mainly consist of provisions for litigation risks, anticipated losses and other risks. Depending on individual proceedings, the provision is expected to be used within the next two years.

18. Long-term interest bearing debts

This item includes the residual amount from the convertible bond issued by Management, which bears annual interest of 5 % (cf. paragraph 20 of these Notes). A convertible bond was issued in 1999 for the last time. As at the balance sheet date, a nominal amount of T-€ 45 (previous year: T-€ 61) was not yet converted. There were no long-term bank liabilities as at December 31, 2003.

19. Minority interests

The compensating item for minority interests concerns the joint ventures: PUMA Chile, PUMA Portugal and PUMA Sports Distributors (South Africa). The stake held in the minority interests is 49% for PUMA Chile and PUMA Portugal, and 29% for PUMA Sports Distributors.

20. Equity capital

Subscribed capital

PUMA AG's subscribed capital amounts to T-€ 41,558 as of the balance sheet date. It is subdivided into 16,233,714 no par ordinary shares; of these, 175,000 shares of own stock were acquired through the stock exchange in the fourth quarter (see the following section "Treasury stock"). The PUMA share price was quoted on the XETRA at € 140.00 (previous year: € 65.03) as at the balance sheet date which corresponds with a 115.3% value increase.

Number of shares at beginning of period	15,845,500
Number of shares at end of period	16,233,714
of which treasury stock	-175,000
Shares in circulation at end of period – entitled to dividend	16,058,714
Weighted average of shares	15,931,607
Number of diluted shares	16,448,893

In a letter dated March 6, 2003, "Fidelity Management & Research Company, Boston, USA" announced that it exceeded the participation threshold of 5%. The Company is not aware of any other changes, e.g. that a further shareholder holds or exceeds 5% of subscribed capital.

On June 2, 2003 the former major shareholder, Monarchy Enterprises Holdings B.V./Regency, Rotterdam/Holland, including its affiliated companies, sold their shares of around 40% to a broadly diversified group of international institutional investors. The free float of shares was increased to 100% as a result of this transaction.

Reserves

The capital reserve largely includes the premium from the PUMA AG capital increase carried out in 1996. The additions in 2002 and 2003 relate to the premium concerning execution of convertible bonds and share options from the management incentive program. The amount of T-€ 18,647 (previous year: T-€ 40,700) from the net income of 2003 was transferred to revenue reserves.

Cashflow hedges

Equity capital saw netting with neutral effects on profits in accordance with IAS 39 for the first time in 1999. This item is disclosed in the statement of "Changes in Equity". In addition to the change in market value from derivative financial instruments, currency-related changes resulting from original hedging transactions as far as these can be allocated to future transactions are included. The item amounting to T-€ -10,745 (T-€ -187) has already been reduced by deferred taxes of T-€ 7,164 (T-€ 124).



Treasury stock

The Shareholders' Meeting held on April 16, 2003, authorized the Board to acquire treasury stock amounting up to 10% of share capital for a period of 18 months in order to ensure flexible management of the company's capital requirements. If the shares are acquired through the stock exchange, the share acquisition price may not be higher or lower than 5% of the average value of the closing price in XETRA trading during the last five trading days prior to the date of acquisition. Pursuant to the ad hoc announcement of October 13, 2003, the Board decided to make use of this authorization and to initially repurchase up to 300,000 shares of stock. In the last quarter of calendar year 2003, 175,000 shares of stock or 1.1 % of subscribed capital were repurchased which were kept by the Company as of the balance sheet date. This item reduces equity capital by T-€ 20,948.

Authorized capital

Pursuant to Article 4, items 6 and 7 of the PUMA AG Articles of Association, the Board is authorized, with the approval of the Supervisory Board, to increase the nominal capital up to May 13, 2007

- through the issuance of new shares once or repeatedly in exchange for contributions in cash by a total amount of up to € 11,520,000; the shareholders are to be granted a subscription right. However, the Board of Management is authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription right in order to avoid fractional amounts (Authorized Capital I); and

- through the issuance of new shares once or repeatedly in exchange for contributions in cash by a total amount of up to € 3,840,000. Given the approval of the Supervisory Board, an exclusion of the subscription right is admissible either in full or in part in the event of a capital increase in exchange for cash contributions if the issue price of the new shares does not fall significantly below the market price of already listed, equally equipped shares at the time of final determination of the issue price. If the Board of Management does not make use of the authorization to exclude the subscription right, it may exclude shareholders' subscription rights – with the approval of the Supervisory Board – only in order to compensate for possible fractional amounts (Authorized Capital II).

Conditional capital for the financing of convertible bonds

Pursuant to Article 4 (items 3 and 4) of the Articles of Association, the conditional capital for the financing of convertible bonds was used to a great extent due to the conversions performed, and added to subscribed capital accordingly. As at the balance sheet date, outstanding convertible bonds amount to T-€ 45 or 17,500 units (previous year: T-€ 61 or 24,000 units). The Board does not hold any convertible bonds as of the balance sheet date.

The development of outstanding convertible bonds including the terms are reflected in the table below:

Conditional Capital	**from 1999**		**from 1997**			
Tranche	**1999/2009**		**1998/2008**		**1997/2007**	
	Nominal T-€	**Unit**	**Nominal T-€**	**Unit**	**Nominal T-€**	**Unit**
Convertible bonds issued	754	295,000	163	63,500	563	220,000
of which						
outstanding on Jan. 1	52	20,500	3	1,000	6	2,500
withdrawn in 2003	-	-	-	-	-	-
converted in 2003	-10	-4,000	-3	-1,000	-3	-1,500
outstanding on Dec. 31	42	16,500	0	0	3	1,000
Conversion price		€ 16,64		€ 28,43		€ 32,88
Issue date		Dec. 9, 1999		Oct. 1, 1998		Oct. 1, 1997
Blocking period		2 years		2 years		2 years
Conversion period		Dec. 12, 2001 - Dec. 3, 2009		Oct. 2, 2000 - Sep. 24, 2008		Oct. 4, 1999 - Sep. 24, 2007
Term		10 years		10 years		10 years
Annual interest rate		5 %		5 %		5 %

Conditional capital for the financing of share options

Pursuant to Article 4 (item 5) of the Articles of Association, the nominal capital is subject to a further conditional capital increase of € 3,918,800, subdivided into 1,530,000 bearer shares (Conditional Capital from 2001). The purpose of the conditional capital increase is to grant option rights to the members of the PUMA AG Board of Management, the members of executive bodies of affiliated companies, PUMA AG executives and affiliated companies. The conditional capital increase is carried out to the extent that the holders of the options exercise their option rights.

Development during the financial year and the terms of the options issued is reflected in the following table:

Conditional Capital	**from 2001**					
Tranche	**2003/2008**		**2002/2007**		**2001/2006**	
	Nominal T-€	**Unit**	**Nominal T-€**	**Unit**	**Nominal T-€**	**Unit**
Options issued	486	190,000	1,114	435,000	1,138	444,714
of which						
outstanding on Jan. 1	0	0	1,106	432,000	1,104	431,214
issued in 2003	486	190,000	-	-	-	-
withdrawn in 2003	-5	-2,000	-10	-4,000	-33	-13,000
converted in 2003	-	-	-	-	-978	-381,714
outstanding on Dec. 31	481	188,000	1,096	428,000	93	36,500
Exercise price		€ 85,68		€ 56,38		€ 24,61
Issue date		Mar. 31, 2003		Apr. 9, 2002		Aug. 29, 2001
Blocking period		2 years		2 years		2 years
Exercise period		Apr. 1, 2005 - Mar. 27, 2008		Apr. 10, 2004 - Apr. 8, 2007		Aug. 30, 2003 - Aug. 28, 2006
Term		5 years		5 years		5 years

The Board held a total of 130,500 share options from tranche 2002/2007, and 57,000 options from tranche 2003/2008. For more details, see paragraph 31 of these Notes.



Dividend

The amounts eligible for distribution relate to the PUMA AG balance sheet profit which is determined in accordance with German Commercial Law.

The Board proposes that a dividend of € 0.70 per share or a total amount of T-€ 11,241 from the PUMA AG balance sheet profit be distributed to the shareholders. A dividend of € 0.55 per share or a total amount of T-€ 8,715, were distributed for 2002.

Use of the PUMA AG balance sheet profit:

		2003	**2002**
Balance sheet profit of PUMA AG on Dec. 31.	T-€	78,074	68,142
Dividend per share	€	0,70	0,55
Number of shares in circulation on Dec. 31		16,058,714	15,845,500
Dividend, total	T-€	11,241	8,715
Carry-forward to the new accounting period	T-€	66,833	59,427

21. Personnel expenses

Personnel expenses are made up as follows:

	2003 T-€	**2002 T-€**
Wages and salaries	100,187	78,397
Social expenditure	14,818	12,144
Old age pension and other personnel expenses	11,578	12,426
Total	**126,583**	**102,967**

A total amount of T-€ 6,358 is attributable to the initial consolidation of PUMA Japan.

Old age pension expenses include expenses for defined contribution plans to the amount of T-€ 624; the amount of T-€ 82 is attributable to Japan.

The employees worked in the following functions:

	2003 T-€	**2002 T-€**
Marketing	130	94
Sales/Retail	1,260	888
Product management/Development	258	205
Sourcing/Logistics/Production	737	637
Central units	441	368
Total	**2,826**	**2,192**

At year-end, the total number of staff was 3,189 (previous year: 2,387).

PUMA Japan had 146 employees on an annual average and employed 151 at year-end.

 

22. Selling, general and administrative expenses

In addition to personnel expenses, advertising and selling costs, the legal and consulting costs, rental / leasing expenses, travel costs, telephone and postage as well as other general expenses were major items. The amount of T-€ 22,116 (previous year: T-€ 18,208) is attributable to rental / leasing expenses.

In addition to income typical of the business, other operating income includes releases of provisions, currency gains, value adjustments no longer needed and payments received for receivables written down. Most of the income is directly associated with selling, general and administrative expenses.

Broken down according to functional areas, marketing and retail expense totalled T-€ 163,871, or 12.9 % of sales (previous year: T-€ 125,126 or 13.8 %). In addition to cost of materials, this item also includes other types of costs (e.g. personnel costs). Total costs for the functional areas of product development and design amounted to T-€ 29,930, or 2.3 % of sales (previous year: T-€ 24,247 or 2.7 %). The other selling, general and administrative expenses amounted to T-€ 183,297, or 14.4 % (previous year: T-€ 154,903 or 17.0 %).

23. Financial result

The financial result is made up as follows:

	2003 **T-€**	**2002** **T-€**
Other interest and similar income	2,326	1,847
Interest and similar expenses	-1,435	-2,456
Financial result	**891**	**-609**

24. Taxes on income

	2003 T-€	2002 T-€
Current income taxes		
Germany	26,678	20,670
Other countries	59,111	23,846
	85,789	**44,516**
Deferred taxes	**-1,587**	**-4,749**
	84,202	**39,767**

Current income taxes in Germany relate to corporation tax, solidarity surcharge and trade tax.

In general, PUMA AG and its German subsidiary are subject to corporation tax plus solidarity surcharge and trade tax, which is deductible upon determination of income subject to corporation tax. In the financial year this resulted in a mixed tax rate of approximately 36.85%.

Reconciliation from the theoretical tax expense to effective tax expense:

	2003 T-€	2002 T-€
Earnings before income taxes	**264,106**	**124,426**
Theoretical tax expense		
Tax rate applicable to PUMA AG = 36,85% (previous year: 36,85%)	97,323	45,851
Differences from tax rates in other countries	-21,044	-9,201
Other tax effects:		
Intra-group bookings	1,164	7,453
Goodwill amortization	1,493	210
Release of value adjustment on deferred taxes	-4,558	-4,437
Tax provisions	5,400	0
Structural adjstments	752	0
Other non-deductible expenses and income and consolidation and other effects	3,672	-109
Effective tax expense	**84,202**	**39,767**
Effective tax rate	31.9%	32.0%

25. Earnings per share

Earnings per share are determined in accordance with IAS 33 by dividing group earnings by the average number of shares in circulation. A dilution of this indicator may result from potential shares from the management incentive program. The share option program has a diluting effect on profits in the financial year. The calculations are presented below:

		2003	2002
Consolidated net earnings	T-€	179,333	84,881
Average number of shares outstanding		15,931,607	15,611,296
Diluted number of shares		16,448,893	15,907,811
Earnings per share	€	11.26	5.44
Earnings per share, diluted	€	10.90	5.34

 

26. Currency risk management

The Company is exposed to currency risks, which result from an imbalance in the worldwide cashflows. This imbalance is largely due to the high level of sourcing in US Dollars in the Far East. Sales are largely invoiced in other currencies; in addition, the Company mainly receives royalty income in Japanese Yen (JPY) and USD. The resulting assets and liabilities are subject to exchange-rate fluctuations from the date of their origin up to realization.

Derivative and primary hedging instruments are used to minimize the currency risk in the PUMA Group in accordance with intra-group guidelines. Derivative transactions are concluded if hedging requirements result after netting existing foreign currency receivables and liabilities and if future transactions need to be hedged. In accordance with the Group's treasury principles, no derivative financial instruments are held for trading purposes. As a general rule, derivatives are combined with the associated underlying transactions to valuation units (hedge accounting) and, to this effect, do not impact the net income for the year.

The Company usually secures its net demand or net surplus of the respective currencies on a rolling basis 12 months in advance. Due to a further weakening of the US Dollar in comparison with the Euro and other currencies, the company extended hedging of the net requirement up to 18 months. The net demand or net surplus results from the demand for a certain currency, net of expected income in the same currency. Forward exchange contracts and, to some extent, options are used to hedge currency risks.

For balance sheet purposes, hedging transactions are clearly linked to certain parts of the overall risk position. As of the balance sheet date, forward exchange contracts relate almost exclusively to the purchase of USD and EUR and the sale of JPY and USD; all transactions are concluded with renowned international banks. At present, the term to maturity of currency derivatives is within a period of 18 months. The credit risk is assessed as low or unlikely. The contracts are exclusively used to hedge deals already concluded or where conclusion is expected.

The nominal amounts and market values of open currency hedging transactions, which largely concern cashflow hedges, consist of the following:

	Nominal Amount Dec. 31, 2003 T-€	Nominal Amount Dec. 31, 2002 T-€	**Market Value Dec. 31, 2003 T-€**	Market Value Dec. 31, 2002 T-€
Total forward exchange transactions	**514,748**	315,222	**-22,750**	-1,725

The nominal amount corresponds to the amounts of the respective hedging transactions as agreed upon between the parties involved. The market value is the amount to which the financial instrument would be traded on the market between interested parties at the balance sheet date. As a general rule, the market values are determined on the basis of market values requested from the banks involved. The market value is reported under Other Financial Assets or Other Liabilities in accordance with IAS 39, and offset against equity with neutral effects on profits in as much as the hedging transaction relates to future transactions.

Management does not expect any adverse influences on the Group's financial position from the use of derivative financial instruments.

27. Segment reporting

In primary segment reporting, as a first step, sales and gross profit are shown according to the geographical region where sales are realized (according to customers' head offices); in a second presentation, sales are allocated to the region where the head office of the respective group company is located. Inter-company sales are eliminated under Central units / Consolidation. The allocation of the remaining segment information is also determined on the basis of the respective group company's head office. The sum totals equal the amounts on the income statement or on the balance sheet, respectively.

The operating result for the respective region was adjusted for intra-group settlements such as license and commission payments. The worldwide royalty income, largely realized by PUMA AG, the cost of international marketing, product development and other international costs are included under Central units / Consolidation. Regional allocation with respect to the sales business would not be reasonable.

Gross assets include assets used to generate the operating result of the respective segment. Non-operating assets, including tax deferrals and group assets which cannot be allocated, are disclosed in the Central units / Consolidation column.

Liabilities include the respective outside capital from the viewpoint of the companies allocated. Intra-group assets and liabilities are eliminated in the Central units / Consolidation column.

Investments and depreciation/amortization include additions to and depreciation of property, plant and equipment and of intangible assets for the current financial year. Deprecation/amortization concerning the European region includes extraordinary depreciation to the amount of T-€ 5,186. Attention is drawn to paragraphs 8 and 9 of these Notes.

The allocation concerning secondary segment data is based on the internal reporting structure, e.g., according to the Footwear, Apparel and Accessories product categories. The operating results and most of the asset and liability items can not be allocated in a reasonable manner.



Segment reporting

Regions	Sales (total)		Internal sales		External sales with third parties		Gross profit		Sales by head office location	
	by head office location of customers									
	2003 T-€	2002 T-€	**2003 T-€**	2002 T-€	**2003 T-€**	2002 T-€	**2003 T-€**	2002 T-€	**2003 T-€**	2002 T-€
Europe	**900,436**	664,770	**-48,136**	-30,305	**852,300**	634,465	**437,358**	282,291	**925,655**	682,871
Asia/Pacific Rim	**149,023**	53,283	**-11,477**	-5,884	**137,546**	47,399	**61,024**	17,785	**149,552**	52,650
America	**255,020**	208,680	**-24**	-13	**254,996**	208,667	**113,656**	92,545	**252,307**	206,905
Africa/Middle East	**29,185**	19,247	**0**	0	**29,185**	19,247	**7,998**	4,280	**6,150**	3,554
Central units/Consolidation									**-59,637**	-36,202
	1,333,664	945,980	**-59,637**	-36,202	**1,274,027**	909,778	**620,036**	396,901	**1,274,027**	909,778

Regions	Profit from operations		Gross assets (balance sheet total)		Liabilities		Investments		Depreciation	
	by head office location of customers									
	2003 T-€	2002 T-€	**2003 T-€**	2002 T-€	**2003 T-€**	2002 T-€	**2003 T-€**	2002 T-€	**2003 T-€**	2002 T-€
Europe	**215,006**	106,985	**544,350**	445,778	**306,559**	292,777	**19,181**	15,895	**14,769**	8,362
Asia/Pacific Rim	**24,314**	5,330	**53,349**	16,404	**68,341**	24,226	**17,022**	1,095	**1,849**	803
America	**42,282**	24,769	**82,563**	68,270	**59,778**	56,669	**6,942**	5,446	**3,390**	3,282
Africa/Middle East	**910**	-257	**4,367**	2,832	**4,199**	3,381	**228**	92	**62**	39
Central units/Consolidation	**-19,297**	-11,794	**15,495**	-7,446	**-122,600**	-103,850	**0**	0	**0**	0
	263,215	125,033	**700,124**	525,838	**316,277**	273,203	**43,373**	22,528	**20,070**	12,486

Breakdown of sales and gross results by product categories

	Sales (total)		Internal sales		External sales third parties		Gross profit in %	
	2003 T-€	2002 T-€	**2003 T-€**	2002 T-€	**2003 T-€**	2002 T-€	**2003 T-€**	2002 T-€
Footwear	**891,352**	631,942	**-32,011**	-18,909	**859,341**	613,033	**49.5%**	44.3%
Apparel	**359,189**	250,939	**-22,214**	-12,490	**336,975**	238,450	**47.1%**	41.7%
Accessories	**83,123**	63,099	**-5,412**	-4,803	**77,711**	58,295	**46.6%**	44.8%
	1,333,664	945,980	**-59,637**	-36,202	**1,274,027**	909,778	**48.7%**	43.6%

28. Notes to the cashflow statement

The cashflow statement has been prepared in accordance with IAS 7 (revised), using the indirect method, and broken down by cashflows from operating, investing and financing activities. The gross cashflow is derived from results before taxes on income and adjusted for non-cash income and expense items within the cashflow from operating activities. Free cashflow is the cash provided by operating activities reduced by investments in property, plant and equipment and intangible assets.

In the 2003 financial year, the gross cashflow increased notably from T-€ 135,099 to T-€ 280,621 as a consequence of the significant improvement in earnings. Cash from operating activities, including the change in short-term balance sheet items, amounts to T-€ 165,027 (previous year: T-€ 119,092). The financial year saw income tax payments totalling T-€ 89,343 (previous year: T-€ 16,502). In addition to current taxes to the amount of T-€ 66,600, the item also includes payments concerning previous years in the amount of T-€ 22,743.

Cash used for investing activities totalled T-€ 57,636 (previous year: T-€ 19,031); this item includes, in addition to current fixed asset investments, the amount of T-€ 30,334 for the take-over of the licensee in Japan. Cash used for investing activities could be fully financed from the cash received from operating activities. In effect, a free cashflow to the amount of T-€ 107,392 (previous year: T-€ 100,061) remains, or T-€ 137,726 before the acquisition in Japan.

Within financing activities, the amount of T-€ 20,948 was used in the financial year for the repurchase of treasury stock. In addition, the dividend of T-€ 8,715 was paid out in accordance with a decision made for financial year 2002. Furthermore, a total amount of T-€ 9,538 was received from conversion of share options issued to Management.

Taking cash used for financing activities to the total amount of T-€ 23,360 (previous year: T-€ 18,171) and currency-related changes in cash and cash equivalents into account, the increase in cash and cash equivalents amounts to T-€ 76,992 (previous year: T-€ 78,267). As a result, liquid funds available at the balance sheet date increased from T-€ 113,575 to T-€ 190,567.

29. Contingencies

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
Liabilities on bills discounted	1,520	537
Guarantees and warranties	0	2,078

 

30. Other financial obligations

The Company's other financial obligations relate to license, promotion and advertising contracts. In addition, the Company leases and rents offices, warehouses, facilities, a car park as well as sales premises for its own retail business. The residual term of the lease contract for the logistics centre in Germany (operative leasing) is 7 years. The term of rental contracts concerning the retail stores is between 5 and 15 years. The terms of all other rental and lease contracts are between 1 and 5 years.

	Dec. 31, 2003 T-€	Dec. 31, 2002 T-€
From license, promotion and advertising contracts:		
2004 (2003)	31,582	26,958
2005 - 2008 (2004 - 2007)	62,001	60,111
From rental and leasing contracts:		
2004 (2003)	22,256	19,182
2005 - 2008 (2004 - 2007)	63,203	43,796
from 2009 (from 2008)	31,061	26,961

31. Disclosures concerning the Supervisory Board and the Board of Management

The Supervisory Board comprises a total of 9 members. In accordance with a Shareholders' Meeting resolution on May 14, 2002, fixed remuneration for Supervisory Board members as from financial year 2002 is T € 50 for the Chairman and T€ 25 for each other Supervisory Board member. Total payments therefore amount to T€ 250 per financial year. There is no variable remuneration. As of the balance sheet date, the Supervisory Board holds a total of 1,000 shares/options (previous year: 1,000) or 0.0062 % (previous year: 0.0063%) of the shares outstanding.

The Board of Management remuneration includes a fixed and a variable performance-based component. A break-down is shown in the following table. The fixed component also includes, in addition to current remuneration, compensation for private old-age pension. There are no other additional pension commitments for active members of the Board. In addition to the tasks and performance of Board members, criteria concerning the appropriateness of compensation are, in particular, the economic situation, the Company's success and future prospects taking its competitive environment into consideration.

	2003 T-€	2002 T-€
Board remuneration- fixed component	2,591	3,160
Board remuneration- variable component	3,450	1,746

Remuneration in kind, in particular the values to be applied pursuant to tax regulations for company cars, are included in the fixed component. This remuneration in kind is subject to tax payable by the Board members. In principle, all Board members are equally entitled to remuneration in kind; the amount may vary depending on the varying personal situation.

In accordance with the Company's long-term management incentive plan, the Board members also receive an additional, variable remuneration component with a long-term incentive effect, namely value appreciation options. After being blocked for a two-year period, every option exercised entitles the holder to acquisition of one share of stock in exchange for corresponding payment of the exercise price. Based on the respective share price, each share acquired leads to value growth to the amount resulting after deduction of the corresponding exercise price. During the financial year, a total of 133,314 shares from tranche 2001/2006 were sold by the Board. Further details concerning the options are to be found in paragraph 20 of these notes.

Pension commitments vis à vis former Board members amount to T-€ 2,638 (previous year: T-€ 2,597); they are included in pension provisions. A pension payment of T-€ 100 was made to a former Board member in 2003.

32. German Corporate Governance Code

The German Corporate Governance Code (DCGK) sets significant recommendations for the guidance and monitoring of German companies listed on the stock exchange and includes standards governing responsible corporate management.

The Board and the Supervisory Board have made the required declaration concerning the recommendations issued by the Government Commission in the German Corporate Governance Code pursuant to Section 161 AktG, and made it permanently available to the shareholders on the Company's homepage (www.puma.com).

33. Approval of the annual financial statements

The annual financial statements were prepared by the Board of Management on February 4, 2004, and submitted to the Supervisory Board for examination. If the Supervisory Board approves the annual financial statements on the occasion of the Supervisory Board meeting on February 27, 2004, the annual financial statements will be adopted unless the Supervisory Board and the Board of Management decide that the annual financial statements be approved by the Shareholders' Meeting. The decisions of the Board of Management and the Supervisory Board shall be included in the report of the Supervisory Board to the Shareholders' Meeting.

Herzogenaurach, February 4, 2004

The Board of Management

Zeitz Gänsler Heyd

 

Auditor's Report

We have audited the consolidated financial statements of PUMA Aktiengesellschaft Rudolf Dassler Sport, Herzogenaurach (consisting of the balance sheet, the income statement and the statements of changes in equity, cash flows, segment reporting as well as the notes to the financial statements) and the management report for the business year from 1. January 2003 to 31. December 2003. The preparation and the content of the consolidated financial statements according to the International International Financial Reporting Standards of the IASB (IFRS) are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) as well as in accordance with the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with IFRS.

Our audit, which according to German auditing regulations also extends to the group management report prepared by the Board of Directors for the business year from 1. January 2003 to 31. December 2003, has not led to any reservations. In our opinion, on the whole the group management report, together with the other information of the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from 1. January 2003 to 31. December 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German accounting law.

Frankfurt am Main, February 4, 2004

PRICEWATERHOUSECOOPERS
GmbH
Wirtschaftsprüfungsgesellschaft

Detlev Cuntz	Dr. Ulrich V. Störk
German Public Accountant	German Public Accountant

Report of the Supervisory Board

Dear Shareholders,

The general conditions underlying the Supervisory Board's work were positive throughout the 2003 financial year. Although the economic environment continued to be difficult in most regions, PUMA recorded extraordinary business success. In the past year we dealt intensively with the Company's development, its financial position and strategic orientation. We were involved in all decisions of major importance and the Board kept us regularly and comprehensively informed on a timely basis.

Focus of Discussions

During the financial year, the Supervisory Board assumed the tasks imposed on it by law and the statutes; the Supervisory Board supported and advised management and monitored its activities. At the meetings which took place on February 27, April 16, August 18 and November 17, 2003, and through regular written and oral reporting, the Board of Management informed us about the situation and development of the PUMA Group as a whole.

The focal points of these meetings were, in particular:

- Audit and approval of the 2002 financial statements
- Current business development
- Corporate planning for 2004 and further strategic development
- Stock option program
- Corporate Governance Code
- Annual General Meeting
- Take-over of the footwear and accessories business in Japan
- Repurchase of shares
- Dividend
- PUMA safety standards
- Sponsorships
- Current business policy issues
- Changes in the Supervisory Board

Owing to the great distance and due to urgent business trips, Mr. Packer, Mr. Chernin and Mr. Milchan took part in fewer than half of the Supervisory Board meetings.

Activities of the Committees

There were two responsible Supervisory Board committees in the past financial year. The Human Resources Committee, which convened four times in the past financial year, dealt intensively with various personnel-related matters concerning the Board. The Human Resources Committee consists of Werner Hofer (Chairman), David Matalon, Thore Ohlsson and Katharina Wojaczek. The Audit Committee dealt with matters relevant to accounting and results and communicated directly with the annual auditor. The auditor's report for financial year 2002 was discussed at the meeting held on February 26, 2003. The audit engagement and focal points of the audit were discussed in several separate talks with the auditor. The Audit Committee consists of Thore Ohlsson (Chairman), Werner Hofer and Erwin Hildel.

Corporate Governance

We welcome the German Corporate Governance Code (DCGK), which presents significant legal rules and recommendations relating to the management and monitoring of listed companies, and includes standards governing responsible corporate governance. Almost all of these standards have been part of PUMA AG's every-day business life for a long time. However, we reserve the right – as expressly admitted in the Code - not to observe individual recommendations inasmuch as there are good reasons for such non-observance. These reasons are explained in detail within the scope of the annual statement of compliance. The statement of compliance is permanently accessible to our shareholders on the Company's homepage.

Annual Financial Statements approved

PUMA AG's annual accounts as prepared by the Board of Management, the consolidated financial statements, the management report and the group management report, including the underlying accounting records, have been audited and provided with an unqualified auditors' report by the auditors of PricewaterhouseCoopers Wirtschaftsprüfungsgesellschaft GmbH, Frankfurt am Main. The auditors were appointed by the Annual General Meeting on April 16, 2003 and commissioned by



the Supervisory Board to audit the annual accounts and the consolidated financial statements.

In their report, the auditors arrive at the conclusion that PUMA's institutionalized risk management system pursuant to Section 91, (2) Stock Corporation Act, is suitable for the early recognition of any developments that may impair the Company's development and for taking counteraction against same. The Board of Management has informed the Supervisory Board at regular intervals about the assessment of market and sourcing risks, financial risks including currency risks, and also about risks that may arise in organizational areas.

The documents and audit reports of the annual auditor and the Board of Management's proposal concerning appropriation of earnings were made available to all members of the Supervisory Board in good time. The auditor reported in detail on significant audit findings on the occasion of the Audit Committee meeting on February 26, 2004, and at the Supervisory Board meeting on February 27, 2004. There were no inconsistencies.

After thorough examination, we approve the annual financial statements prepared by the Board of Management and agree with the auditor's results. No objections are raised. The Supervisory Board approves the annual financial statements as prepared by the Board of Management; the annual financial statements are hereby established. The Supervisory Board agrees with the Board of Management's proposal that the dividend be raised from € 0.55 per share to € 0.70 per share of stock. A total of € 11.2 million from the balance sheet profit will be used to this end.

Changes in the Supervisory Board

At their own request, Mr. Packer and Mr. Chernin will retire from the Supervisory Board effective March 18, 2004 and March 20, 2004, respectively. Ms. Seiler, in her capacity as employees' representative, will retire from the Supervisory Board at the conclusion of the Annual General Meeting on April 20, 2004. At this point, we wish to express our gratitude to these individuals and to acknowledge their performance, competence and critical involvement in our successful corporate development. As a consequence of their retirement, the Supervisory Board and the Board of Management will propose to the Annual General Meeting on April 20, 2004 that the number of Supervisory Board members be reduced on a permanent basis from the current nine to six members.

Many thanks to the Board and Staff

The Supervisory Board wishes to express its thanks and great appreciation to the Board of Management, the management of the Group companies, the staff's chosen representatives, and all employees for this successful performance and the work involved in achieving it.

Herzogenaurach, February 27, 2004

On behalf of the Supervisory Board

Werner Hofer
Chairman

Board of Management

Jochen Zeitz (Chairman)
Nuremberg, Germany

Chief Executive PUMA AG
(Marketing, Sales, Finance, Administration, Human Resources)

Martin Gänsler (Deputy Chairman)
Gersthofen, Germany

Chief Product Officer
(Research, Development, Design and Sourcing, Environmental and Social Affairs)

Ulrich Heyd
Nuremberg, Germany

Chief Legal Officer
(Legal Affairs and Industrial Property Rights)

Supervisory Board

Werner Hofer (Chairman)
Hamburg, Germany
Lawyer

Member of other Supervisory Boards or similar boards:

- H & M Hennes & Mauritz AB, Stockholm/Sweden
- Electrolux Deutschland GmbH (Chairman), Siegen/Germany
- AEG Hausgeräte GmbH (Chairman), Nuernberg/Germany
- D + H Mechatronic AG (Chairman), Hamburg/Germany
- ISPAT Europe S.A., Luxemburg/Luxemburg
- ISPAT Germany GmbH, Duisburg/Germany
- ISPAT Hamburger Stahlwerke GmbH, Hamburg/Germany
- ISPAT Stahlwerk Ruhrort GmbH, Duisburg/Germany

Thore Ohlsson (Deputy Chairman)
Falsterbo, Sweden
President of Elimexo AB, Falsterbo/Sweden

Member of other Supervisory Boards or similar boards:

- Boss Media AB, Växjö/Sweden
- Bastec AB (Chairman), Malmö/Sweden
- Elite Hotels AB, Stockholm/Sweden
- Tretorn AB, Helsingborg/Sweden
- T. Frick AB (Chairman), Vellinge/Sweden
- Trianon AB, Malmö/Sweden

James Douglas Packer
Bellevue Hill, Australia
Chairman of Publishing and Broadcasting Limited, Sydney/Australia

Member of other Supervisory Boards or similar boards:

- Hoyts Cinemas Limited, Sydney/Australia
- Foxtel Management Pty Limited, Sydney/Australia
- Consolidated Press Holdings Limited, Sydney/Australia
- Challenger Financial Services Group, Sydney/Australia

Arnon Milchan
Herzelia, Israel
Producer

Member of other Supervisory Boards or similar boards:

- Monarchy Enterprises Holdings B.V., LLC, Rotterdam/The Netherlands
- The Silver Lining Foundation, Aspen, Colorado/U.S.A.

David Matalon
Beverly Hills, USA
President and Managing Director of New Regency Productions, Inc., Los Angeles/U.S.A.

Member of other Supervisory Boards or similar boards:

- Monarchy Enterprises Holdings B.V., LLC, Rotterdam/The Netherlands
- Regency Entertainment USA Corp., Los Angeles/U.S.A.
- IVP Ltd., Kfar-Saba, Israel

Peter Chernin
Los Angeles, USA
President and Managing Director of The News Corporation Ltd., New York, USA / Sidney, Australia

Member of other Supervisory Boards or similar boards:

- The News Corporation Limited, Sidney, N.S.W./Australien
- Monarchy Enterprises Holdings B.V., Rotterdam/Niederlande
- Fox Entertainment Group, Inc., New York/U.S.A.
- Gemstar-TV Guide International, Inc., Los Angeles/U.S.A.
- Hughes Electronic Corporation, New York/U.S.A.

Katharina Wojaczek (Employees' Representative)
Aurachtal-Falkendorf, Germany
Works council chairperson

Erwin Hildel (Employees' Representative)
Herzogenaurach, Germany
Head of Service and Order Processing Department

Melanie Seiler (Employees' Representative)
Lonnerstadt, Germany
Assistant Manager Inbound

Group Executive Committee

Beside the Board of Management, the "Global Functional Directors" comprise the "Group Executive Committee":

Antonio Bertone (Brand Management)

Peter Mahrer (International Sales)

Dieter Bock (Finance)

Klaus Bauer (Operations, Human Resources)

